As filed with the Securities and Exchange Commission on December 3, 2003

Registration No. 333-110337

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM SB-2

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

DayStar Technologies, Inc.

(Name of small business issuer in its charter)

Delaware	3674	84-1390053
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

900 Golden Gate Terrace,

Suite A

Grass Valley, CA 95945

(530) 271-5557

(Address and telephone number of principal executive offices and principal place of business)

Dr. John R. Tuttle,

President

DayStar Technologies, Inc.

900 Golden Gate Terrace, Suite A

Grass Valley, CA 95945

(530) 271-5557

(Name, address and telephone number of agent for service)

Copies to:

Thomas P. Palmer, Esq. Sherrill A. Corbett, Esq. Tonkon Torp LLP 888 S.W. Fifth Avenue, Suite 1600 Portland, OR 97204 (503) 221-1440	Mark A. von Bergen, Esq. David C. Wang, Esq. Holland & Knight LLP 111 S.W. Fifth Avenue, Suite 2300 Portland, OR 97204 (503) 243-2300

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

(Continued on following page)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Security (1)		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Units, each unit consisting of (2)	1,955,000		$6.00		$11,730,000	$949

(i) one share of common stock,	1,955,000		—		—

(ii) one Class A warrant to purchase one share of common stock (3), and	1,955,000		—		—

(iii) one Class B warrant to purchase one share of common stock	1,955,000

Representative’s warrants (4)	170,000		—		—

Units issuable upon exercise of the representative’s warrants, each consisting of	170,000		$7.20		$1,224,000	$100

(i) one share of common stock,	170,000		—		—

(ii) one Class A warrant to purchase one share of common stock, and	170,000		—		—

(iii) one Class B warrant to purchase one share of common stock	170,000

Units, issuable as a result of two bridge financing rounds, each consisting of	211,111	(5)	$3.60	(5)	$760,000	$62

(i) one share of common stock,	211,111	(5)

(ii) one Class A warrant to purchase one share of common stock, and	211,111	(5)

(iii) one Class B warrant to purchase one share of common stock	211,111	(5)

Common stock issuable upon exercise of Class A warrants, including Class A warrants underlying the representative’s warrants and the bridge financing warrants (2)(3)(5)	2,336,111		$7.20		$16,820,000	$1,361

Common stock issuable upon exercise of Class B warrants, including Class B warrants underlying the representative’s warrants and the bridge financing warrants (2)(3)(5)	2,336,111		$12.00		$28,033,332	$2,268

Total					$58,567,332	$4,740	(6)

(1)	Estimated solely for purposes of calculating the amount of the registration fee paid pursuant to Rule 457(g) under the Securities Act.
(2)	Includes 255,000 units which Paulson Investment Company, Inc., the representative of the underwriters, has the option to purchase to cover over-allotments, if any.
(3)	Pursuant to Rule 416 under the Securities Act, there are also being registered hereby such additional indeterminate number of shares as may become issuable pursuant to the anti-dilution provisions of the public warrants and the representative’s warrants.
(4)	In connection with the sale of the units, DayStar Technologies, Inc. will issue to the representative of the underwriters representative’s warrants to purchase, in the aggregate, up to 170,000 units.
(5)	At a $6.00 per unit maximum offering price, the bridge financing investors would receive 211,111 units at a price of $3.60 per unit.
(6)	DayStar Technologies, Inc. previously paid registration fees in the amount of $3,016 in connection with the filing of its registration statement on Form SB-2.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED DECEMBER 3, 2003

PRELIMINARY PROSPECTUS

1,700,000 Units

This is an initial public offering of units by DayStar Technologies, Inc. Each unit consists of one share of common stock, one Class A redeemable public warrant to purchase one share of common stock, and one Class B non-redeemable public warrant to purchase one share of common stock. We expect that the initial public offering price will be between $4.00 and $6.00 per unit. Prior to this offering, there has been no public market for our securities. We have filed an application to list the units, the common stock, the Class A public warrant and the Class B public warrant on The Nasdaq SmallCap Market under the symbols “DSTIU,” “DSTI,” “DSTIW” and “DSTIZ.”

The common stock and warrants will trade only as a unit for at least 30 days following this offering. The representative of the underwriters will then determine when the units separate, after which the common stock, the Class A public warrant and the Class B public warrant will trade separately.

Investing in these units involves significant risks. See “ Risk Factors” beginning on page 7.

	Per Unit	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to DayStar	$	$

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  IT IS ILLEGAL FOR ANY PERSON TO TELL YOU OTHERWISE.

Paulson Investment Company, Inc. is the representative of the underwriters. We have granted the representative the option for a period of 45 days to purchase up to an additional 255,000 units to cover over-allotments.

Paulson Investment Company, Inc.

I-Bankers Securities Incorporated

The date of this prospectus is             , 2003.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell units and seeking offers to buy units only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the units.

Until             , 2003 (25 days after the commencement of this offering), all dealers that buy, sell or trade units, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

We have applied for registration of the following trademarks: DayStar™ and the DayStar logo that appear in this prospectus. Each other trademark, trade name or service mark appearing in this prospectus belongs to its respective holder.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the units. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements.

Information regarding our securities has been adjusted to reflect a 2-for-1 split of our common stock effected on December 2, 2003.

Our Company

DayStar Technologies, Inc. has developed a thin-film, copper-indium-gallium-selenide solar cell, known as a CIGS solar cell, for the direct conversion of sunlight into electricity. We are developing a high-volume manufacturing process that we believe could significantly reduce the cost of solar cell production and therefore reduce the cost of solar electricity. Prototypes of our CIGS cells, produced in batches in the laboratory, have been used on a test basis by the United States Air Force Research Laboratory and Dutch Space B.V.

Worldwide demand for electricity is expected to increase over the next 20 years. The overwhelming majority of electricity is currently produced using hydrocarbon sources. The total resource base for these fossil fuels is limited, and there is increasing concern about the effect on the ecosystem of fossil fuel extraction and emissions. Volatile prices and environmental and political concerns pertaining to fossil fuels have also increased interest in electricity created using alternative, renewable, clean energy sources. According to data provided by the Energy Information Administration, a division of the U.S. Department of Energy, the total value of photovoltaic cell and module sales by U.S. manufacturers grew 12 percent in 2002 to $342 million from $305 million in 2001, excluding space applications. In addition, the Institute for Environment and Sustainability, a branch of the European Commission’s Joint Research Centre, reported that for 2001 worldwide photovoltaic cell/module production was a $2.5 billion business, reflecting an average annual growth rate of 30% in the previous five years.

Solar cells and their associated products are an attractive source of electricity because solar cells have no moving parts that require ongoing maintenance. Packaged solar cells have also shown good reliability, typically lasting 20 to 40 years in the field. Although the cost of a solar cell has decreased during the past 20 years, and cell efficiency has increased, widespread use of packaged solar cells has been hindered by costly manufacturing methods and materials and low industry-wide production capacity.

The cost to produce a solar cell is currently approximately $2.00 per watt. The relatively high cost of solar cells is largely the result of batch-type manufacturing methodologies and high silicon feedstock costs. Our proposed manufacturing process is designed to reduce the cost of manufacturing solar cells. DayStar’s thin-film CIGS solar cell contains proprietary cell layer materials developed by DayStar that we believe will facilitate higher-volume manufacturing while maintaining high cell efficiency. We believe our product and manufacturing process could reduce the cost to produce a solar cell by over 50% within three years.

Our proposed manufacturing process will be developed in three stages. Stage I will be a non-continuous pallet manufacturing process; Stage II will be a partially continuous pallet manufacturing process; and Stage III will be a continuous roll-to-roll manufacturing process. We intend to market and sell our solar cells at each stage of manufacture. The volume of solar cells being produced should increase as each stage is achieved, with corresponding reductions in per-unit manufacturing cost. Subject to obtaining the required financing, we estimate that Stage III can be achieved within three years. We believe that implementation of a successful roll-to-roll manufacturing process could result in a cell production cost below $0.50 per watt. We anticipate that implementation of Stage III will require follow-on funding.

DayStar Technologies, Inc. is a Delaware corporation incorporated in 1997. DayStar’s principal executive office is located at 900 Golden Gate Terrace, Suite A, Grass Valley, California 95945. Our telephone number is (530) 271-5557. Our website is located at www.daystartech.com. The information on or that can be accessed through our website is not a part of this prospectus. Unless the context indicates otherwise, the terms “we,” “us,” and “our” refer to DayStar Technologies, Inc. and its subsidiary.

The Offering

Securities offered

1,700,000 units. Each unit consists of one share of common stock, one Class A redeemable public warrant to purchase one share of common stock, and one Class B non-redeemable public warrant to purchase one share of common stock.

The common stock and Class A and Class B public warrants will trade only as a unit for at least 30 days following this offering. The representative of the underwriters will then determine when the units separate, after which the common stock, the Class A public warrant and the Class B public warrant will each trade separately.

Class A public warrants

The Class A public warrants included in the units will be exercisable commencing 30 days after this offering, assuming the units separate at that time. The exercise price of a Class A public warrant is 120% of the initial public offering price of the units. The Class A public warrants expire on the fifth anniversary of the closing of this offering.

We have the right to redeem the Class A public warrants issued in this offering at a redemption price of $0.25 per warrant, beginning six months after the date of the final prospectus prepared in connection with this offering, after providing 30 days prior written notice to the Class A public warrant holders, if the last reported sale price of our common stock equals or exceeds 170% of the initial public offering price of the units for five consecutive trading days ending prior to the date of the notice of redemption.

Class B public warrants

The Class B public warrants included in the units will be exercisable commencing 30 days after this offering, assuming the units separate at that time. The exercise price of a Class B public warrant is 200% of the initial public offering price of the units. The Class B public warrants expire on the fifth anniversary of the closing of this offering.

We do not have the right to redeem the Class B public warrants.

Common stock outstanding after this offering	2,927,331 shares

Use of proceeds	Research and development, personnel expense, capital equipment, and working capital.

Proposed Nasdaq SmallCap Market Symbols	Common stock	DSTI

Units offered in this offering	DSTIU

Class A public warrants included in the units	DSTIW

Class B public warrants included in the units	DSTIZ

The number of shares of common stock outstanding after this offering represents common stock and common stock equivalents and is based on 973,998 shares of common stock outstanding prior to this offering, including 106,332 shares of Class A common stock which were reclassified into 212,664 shares of common stock on November 3, 2003, and 29,000 shares of Class B common stock which are convertible into 58,000 shares of common stock. An additional 1,953,333 shares will be outstanding after the offering, representing 1,700,000 shares as part of the units issued in this offering plus 253,333 shares as part of the units issued to investors in two recent bridge financings.

Unless the context indicates otherwise, all share and per-share common stock information in this prospectus:

•	assumes an initial offering price of $5.00 per unit;

•	accounts for a 2-for-1 split of our common stock effective subsequent to September 30, 2003;

•	assumes reclassification of 106,332 shares of Class A common stock into 212,664 shares of common stock and conversion of 29,000 shares of Class B common stock into 58,000 shares of common stock;

•	assumes no exercise of the Class A public warrants or the Class B public warrants;

•	assumes no exercise of the representative’s over-allotment option;

•	assumes no exercise of the representative’s warrants;

•	excludes the issuance of an aggregate of 238,002 shares of common stock or options to acquire shares of common stock under our Equity Incentive Plan; and

•	excludes 22,000 shares of common stock or options to acquire shares of common stock returned to the Equity Incentive Plan upon forfeiture subsequent to September 30, 2003.

Summary Financial Information

In the table below, we provide you with historical summary financial information for the two years ended December 31, 2002 and 2001, derived from our audited consolidated financial statements included elsewhere in this prospectus. We also provide below financial information for the nine months ended September 30, 2003 and 2002, derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical summary financial information, you should also consider the historical consolidated financial statements and related notes, and the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Statement of Operations Data:

	Nine Months Ended September 30, (unaudited)		Year Ended December 31,
	2003	2002	2002	2001
Revenues	$72,308	$364,494	$556,109	$102,066
Gross profit	3,390	9,036	(34,951)	(17,315)
Net loss	(809,580)	(122,064)	(216,519)	(121,191)
Basic and diluted net loss per share	$(1.21)	$(0.19)	$(0.33)	$(0.19)

The table below sets forth a summary of our consolidated balance sheet data as of September 30, 2003, derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The as adjusted column reflects the net proceeds of this offering and conversion of recent financing to equity.

Balance Sheet Data:

	September 30, 2003 (unaudited)
	Actual	As Adjusted
Current assets	$267,826	$7,541,826
Current liabilities	433,200	433,200
Working capital (deficit)	(165,374)	7,108,626
Total assets	616,528	7,760,528
Total liabilities	1,229,310	629,310
Stockholders’ equity (deficit)	$(612,782)	$7,131,218

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. You should carefully consider the risk factors described below, together with all of the other information in this prospectus, before making an investment decision. Additional risks and uncertainties not currently known to us or that we currently do not deem material may also become important factors that may harm our business. The trading price of our securities could decline due to any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Related to Our Business

We do not expect to have significant product sales or receive product revenues, other than from sales of test products, for at least two years and possibly longer.

Following this offering, we expect our manufacturing development work to continue for at least two years, and our manufacturing process may not succeed or may be significantly delayed. The thin-film solar cells will be produced through a manufacturing process that has not yet been constructed or tested on a commercial scale. If we fail to develop successfully our thin-film manufacturing process, we will likely be unable to recover the losses we will have incurred to develop these products and technologies and may be unable to make sales or become profitable.

We have performed only minimal testing of our proposed products and manufacturing process.

The construction of our manufacturing operations will require the successful deployment of equipment and technology utilizing manufacturing processes and components which we are still developing and have not yet tested. Only limited, pre-production prototype CIGS solar cells have been minimally tested in the laboratory and manufactured through batch processing. The resulting products have not yet been tested in the field. There remains a significant amount of prototyping and testing work to complete before most of the technical risk factors in the manufacturing process will have been eliminated. Therefore, the possibility exists that technical barriers will be encountered that may slow or stop further development efforts. If one or more of the technologies fail, or are not economically viable, we may not be able to achieve our goals and could suffer economic loss or collapse.

We may not be able to manufacture our solar cells at a lower production cost than our competitors.

We may not be able to achieve our manufacturing cost targets, which could prevent us from ever becoming profitable. If we cannot achieve our targeted unit production costs or if we experience difficulties in our pilot manufacturing process, such as capacity constraints, quality control problems or other disruptions, we may not be able to manufacture our products at acceptable costs, which would eliminate our ability to effectively enter the market. A failure by us to achieve a lower cost structure through economies of scale, improvements in manufacturing processes and engineering design, or technology maturation would have a material adverse effect on our commercialization plans and, therefore, our business, prospects, results of operations and financial condition.

We may fail to successfully bring our solar cells to market, or our solar power products may not gain market acceptance.

The development of a successful market for our proposed products and our ability to sell our products at a lower price per watt may be adversely affected by a number of factors, many of which are beyond our control, including:

•	our failure to produce solar power products that compete favorably against other solar power products on the basis of cost, quality and performance;

•	competition from conventional energy sources and alternative distributed generation technologies, such as wind energy;

•	our failure to develop and maintain successful relationships with distributors, systems integrators and other resellers, as well as strategic partners; and

•	customer acceptance of our products.

If our proposed solar power products fail to gain market acceptance, we would be unable to sell our products, obtain market share or achieve and sustain profitability.

Equipping our manufacturing facility may take longer and cost more than we expect.

If we fail to complete successfully our pilot manufacturing facility, our business and results of operations will be materially impaired. Completing the installation of equipment in this facility will require a significant investment of capital and substantial engineering expenditures, and is subject to significant risks, including risks of delays, equipment problems, cost overruns and other start-up and operating difficulties. Our manufacturing processes use custom-built equipment that may not be delivered and installed in our facility in a timely manner. In addition, this equipment may take longer and cost more to debug than planned and may never operate as designed. If we experience any of these or similar difficulties, we may be unable to complete our pilot manufacturing line. Without our manufacturing line, we would likely have no manufacturing capacity, revenues or earnings, and you would lose your entire investment.

Our management team has only recently begun working together, which could make it more difficult to conduct and grow our business.

Dr. John Tuttle, our President and Chief Executive Officer, started our company in 1997. Mr. Peter Lynch has worked with us as a consultant since October 2002, and joined us in October 2003 as our Vice President, Investor Relations and Strategic Development. Mr. Stephen Aanderud joined us in October 2003 as our Chief Financial Officer. Dr. Robert Aldrich and Dr. Randolph Graves joined our board of directors in October 2003. Our executive officers, board of directors and key employees have not previously worked together. If our management team cannot successfully work together, if they fail to develop a thorough understanding of our business on a timely basis, or if they prove unable to meet the demands of running a public company, it could result in a material adverse effect on our business, prospects, financial condition and results of operations.

Our lack of operating history makes evaluation of our business difficult.

We are at an early stage of development and there is no meaningful historical financial or other information available upon which you can base your evaluation of our business and prospects. We were formed in 1997 and have generated primarily only government contract revenue and income from the sale of test products manufactured by others under our direction. We have not begun commercial manufacturing. We will use the proceeds of this offering to equip and staff our pilot manufacturing facility, the primary objective of which is to develop and refine of our solar cell technology and related manufacturing processes.

In addition, our early stage of development means that we have less insight into how market and technology trends may affect our business. The revenue and income potential of our business is unproven. You should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop a new manufacturing process.

We have a history of losses, expect to incur substantial further losses and may not achieve or maintain profitability in the future.

Since our inception, we have incurred net losses, including net losses of $809,580 for the nine months ended September 30, 2003. As a result of ongoing operating losses, we also had an accumulated deficit of $1,913,845 at the same date. We expect to incur substantial losses over at least the next two years, and may never become profitable. We expect to continue to make significant capital expenditures and anticipate that our expenses will increase substantially in the near future as we seek to build our pilot manufacturing operations, develop our sales and distribution network, continue to develop our manufacturing technologies, implement internal systems and infrastructure and hire additional personnel.

Our ability to continue as a going concern depends on the success of this offering.

In their report issued in connection with our 2002 financial statements, our auditors included a statement that, based on our losses in recent years, there is substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern depends on our ability to raise additional capital, such as the proceeds of this offering. Even after this offering is completed, if we are not able, in the future, to achieve positive cash flow from operations or to secure additional financing as needed, we may again experience the risk that we will not be able to continue as a going concern.

We will need additional capital which could cause dilution to your investment, and our inability to obtain needed capital may have a material adverse effect on our business.

We will need to obtain additional financing to complete subsequent phases of our business plan, specifically Stages II and III of our development plan. Additional financing will likely cause dilution to our stockholders and could involve the issuance of securities with rights senior to the outstanding shares. There is no assurance that such funds will be sufficient, that the financing will be available on terms acceptable to us and at such times required, or that we will be able to obtain the additional financing required, if any, for the continued operation and growth of our business. Any inability to raise necessary capital will have a material adverse effect on our ability to meet our projections, deadlines and goals and will have a material adverse effect on our business.

The unavailability of subsidies or preferred financing for solar power applications could adversely affect our future sales.

One of our key markets is the module manufacturing market. Module manufacturers package groups of solar cells into modules that form larger arrays and sell the modules into both on-grid and off-grid solar power markets in developed and developing countries. Government agencies and the private sector have, from time to time, provided significant subsidies or financing on preferred terms for alternative energy programs. The availability of financing in the future under such programs could have a significant effect on the level of our future sales. If existing financing programs for power applications are eliminated or reduced, the growth of the market for solar applications may be adversely affected, which could cause our sales, if any, to decline.

Our reliance on government contracts to partially fund our continued research and development could impair our ability to commercialize our solar power technologies.

We intend to continue to selectively pursue contract research, product development, and market development programs funded by various agencies of the United States, state and international governments to complement and enhance our own resources. We did not receive any revenues derived from government-related contracts for the nine-month period ended September 30, 2003, and these government agencies may not continue their commitment to programs to which our development capabilities are applicable. Moreover, we may not be able to compete successfully to obtain funding through these or other programs. A reduction or discontinuance of these programs or of our participation in these programs could impair our ability to develop our solar power technologies.

Our industry is highly competitive, which may adversely affect our ability to grow our customer base and generate sales.

The target markets for the products we are developing are competitive. We expect competition from numerous companies in each of the markets in which we intend to participate. Our competition consists of major energy and chemical companies and specialized electronics firms in the United States and parts of Asia and Europe, and foreign government-sponsored companies. Many of our competitors are more established, benefit from greater market recognition and have substantially greater financial, development, manufacturing and marketing resources. In addition, there are a variety of competing technologies currently in the market and under development, any one of which could achieve manufacturing costs per watt lower than our manufacturing technology.

The growth of the solar electric power market is uncertain, and its failure to grow further would materially and adversely affect our business.

Our strategy of increasing manufacturing capacity at a lower cost is based in part on the assumption of continuing growth in the solar electric power market. Should the overall solar electric power market fail to achieve continued growth, or should growth cease or diminish in particular market segments and geographic sales regions where we intend to sell our products, a material adverse effect on our business, results of operations and financial condition may occur. Our target market may also be limited or decrease as a result of an inability to store substantial amounts of electricity converted through our solar cells.

Our future success is dependent on our existing key employees and hiring and assimilating new key employees.

Our success depends on the efforts and abilities of Dr. John Tuttle, our President and Chief Executive Officer. In addition, our future success will depend, in part, on our ability to attract and retain highly skilled employees, including management, technical and sales personnel. We may be unable to identify and attract highly qualified employees in the future. In addition, we may not be able to successfully assimilate these employees or hire qualified personnel to replace them. The loss of services of any of our key personnel, the inability to attract or retain key personnel in the future, or delays in hiring required personnel, could materially harm our business and results of operations.

We rely on trade secrets and other intellectual property protection that may not be sufficient to protect our core technology.

The success and competitiveness of our manufacturing processes and products depend in part upon our ability to protect our current and future technology, manufacturing processes and brand names through a combination of patent, trademark, trade secret and unfair competition laws. We cannot assure you that the steps we have taken will prevent misappropriation of our technology or that agreements entered into for that purpose will be enforceable. In addition, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation may result in substantial costs and diversion of resources, either of which could have a material and adverse effect on our business, results of operations and financial condition.

We need to effectively manage the development of our manufacturing technology.

This anticipated development of our manufacturing technology will place a significant strain on our managerial, financial and personnel resources. To reach our goals, we will need to successfully recruit, train, and manage new employees; develop our manufacturing capabilities; integrate new management and employees into our overall operations; and establish improved financial and accounting systems. Our failure to manage expansion of our business effectively will have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Investment in Our Securities

The market price of our securities could be volatile and your investment could suffer a decline in value.

The market price for our common stock or our other securities for which there is a trading market is likely to be volatile and could be susceptible to wide price fluctuations due to a number of internal and external factors, many of which are beyond our control, including:

•	quarterly variations in operating results and overall financial condition;

•	customer demand for, or acceptance of, our products and solutions;

•	successful completion, and the timing of completion, of our pilot manufacturing line;

•	technological innovations by others;

•	litigation or disputes involving proprietary information;

•	additions or departures of key personnel; and

•	sales of substantial numbers of shares of our common stock or securities convertible into or exercisable for our common stock.

These and other factors may make it difficult for our stockholders to sell our securities into the open market if and when eligible to do so. In addition, stock prices for many early-stage companies such as our company fluctuate widely for reasons that may be unrelated to operating results. These fluctuations, as well as general economic, market and political conditions such as interest rate increases, recessions, or military, terrorist or political conflicts, may materially and adversely affect the market price of our securities for which there is a trading market, thereby causing you to lose some or all of your investment.

The Class A public warrants may be redeemed on short notice. This may have an adverse effect on their price.

We may redeem the Class A public warrants, beginning six months after the date of the final prospectus prepared in connection with this offering, for $0.25 per warrant (subject to adjustment in the event of a stock split, dividend or the like) on 30 days’ notice at any time after the last reported sale price per share of our common stock as reported by the principal exchange or trading facility on which our common stock trades equals or exceeds 170% of the unit price of the securities offered in this offering, for five consecutive trading days. If we give notice of redemption, holders of our Class A public warrants will be forced to sell or exercise the Class A public warrants they hold or accept the redemption price. The notice of redemption could come at a time when, under specific circumstances or generally, it is not advisable or possible for holders of our public warrants to sell or exercise the Class A public warrants they hold.

While the public warrants are outstanding, it may be more difficult to raise additional equity capital.

During the term that the Class A public warrants and Class B public warrants are outstanding, the holders of the public warrants are given the opportunity to profit from a rise in the market price of our common stock. In addition, the Class B public warrants are not redeemable by us. We may find it more difficult to raise additional equity capital while these warrants are outstanding. At any time during which these public warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms from other sources.

Future sales or the potential for future sales of shares of our common stock may cause the trading price of our common stock and public warrants to decline and could impair our ability to raise capital through subsequent equity offerings.

Sales of a substantial number of shares of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock or other securities to decline and could materially impair our ability to raise capital through the sale of additional securities. After this offering, we will have 2,927,331 shares of our common stock outstanding or 3,182,331 shares if the underwriters’ over-allotment option is exercised in full, assuming conversion of Class B common stock into common stock. The 1,700,000 units sold in this offering (or 1,955,000 units if the underwriters’ over-allotment option is exercised in full) and approximately 253,333 units held by bridge financing investors will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our affiliates.

Of the remaining 973,998 shares of our common stock outstanding after this offering, 798,414 shares of common stock are subject to contractual lock-up agreements with Paulson Investment Company, Inc., the representative of the underwriters of this offering, pursuant to which the holders of such shares have agreed not to sell their shares for one year after the effective date of this offering. No shares of Class B common stock are subject to lock-up agreements. The balance of such shares of common stock held by existing stockholders will be eligible for sale subject to the requirements of Rule 144.

If we do not maintain an effective registration statement or comply with applicable state securities laws, you may not be able to exercise the Class A or Class B public warrants.

In order for you to be able to exercise the Class A or Class B public warrants, the shares of our common stock to be issued to you upon exercise of the Class A or Class B public warrants must be covered by an effective and current registration statement and qualify or be exempt under the securities laws of the state or other jurisdiction in which you live. We cannot assure you that we will continue to maintain a current registration statement relating to the shares of our common stock underlying the Class A or Class B public warrants or that an exemption from registration or qualification will be available throughout their term. This may have an adverse effect on demand for the Class A or Class B public warrants and the prices that can be obtained from reselling them.

FORWARD-LOOKING STATEMENTS

Some of the statements made in this prospectus discuss future events and developments, including our future business strategy and our ability to generate revenue, income and cash flow. In some cases, you can identify forward-looking statements by words or phrases such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “our future success depends,” “seek to continue,” or the negative of these words or phrases, or comparable words or phrases. These statements are only predictions that are based, in part, on assumptions involving judgments about future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various facts, including the risks outlined in the “Risk Factors” section. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not undertake to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 1,700,000 units that we are selling in this offering will be approximately $7,060,000, or $8,195,000 if the underwriters exercise their over-allotment option in full, based on an assumed public offering price of $5.00 per unit, and after deducting the underwriting discount and estimated offering expenses payable by us, together totaling approximately $1,440,000.

We expect to allocate the net proceeds of this offering as follows:

Research and development	$2,000,000
Personnel and Operating expenses	1,800,000
Capital equipment	1,750,000
Sales and marketing	650,000
Working capital	860,000

Total	$7,060,000

We expect to apply approximately $247,000 of the proceeds allocated to working capital to the payment over time of accrued wages and other payroll obligations.

Pending such uses of the proceeds of the offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

The foregoing discussion is merely an estimate based on our current business plan. Our actual expenditures may vary depending upon circumstances not yet known, such as the time actually required to develop our manufacturing process or to successfully bring our products to market.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently expect to retain our future earnings, if any, for use in the operation and expansion or our business. Any future decision to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements and other factors our board of directors may deem relevant. There are currently no restrictions that limit our ability to pay dividends on our capital stock.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2002 derived from our audited consolidated financial statements found elsewhere in this prospectus. The table also sets forth our capitalization as of September 30, 2003 derived from our unaudited financial statements found elsewhere in this prospectus on an actual basis and on a pro forma as adjusted basis giving effect to (1) the sale of 1,700,000 units in this offering at an assumed initial public offering price of $5.00 per unit net of the underwriting discount and expenses of the offering, (2) the conversion to common stock and warrants of $600,000 of equity unit subscriptions outstanding as of September 30, 2003, (3) the conversion to common stock and warrants of $160,000 of equity unit subscriptions outstanding subsequent to September 30, 2003, and (4) the reclassification of 106,332 outstanding shares of Class A common stock into 212,664 shares of common stock.

This table should be considered in conjunction with our financial statements included elsewhere in this prospectus.

	September 30, 2003		December 31, 2002
	Actual	Pro Forma as adjusted	Actual
DEBT
Capital lease obligations, net of current portion	$177,736	$177,736	$108,515
Equity unit subscription	600,000	—	—

Total long-term liabilities	777,736	177,736	108,515

STOCKHOLDERS’ DEFICIT
Preferred stock, $.01 par value; 150,000 shares actual authorized; no shares issued and outstanding	—	—	—
Common stock, $.01 par value; 450,000 shares actual authorized and 9,850,000 pro forma shares as adjusted; 395,834 shares issued and outstanding December 31, 2002 actual; 703,334 shares issued and outstanding September 30, 2003 actual; 2,869,331 shares issued and outstanding pro forma as adjusted	7,033	28,693	3,958
Common stock Class A, $.01 par value; 250,000 shares actual and 0 pro forma shares as adjusted authorized; 106,332 shares issued and outstanding December 31, 2002 and September 30, 2003 actual and no shares issued and outstanding pro forma as adjusted	1,063	—	1,063
Common stock Class B, $.01 par value; 150,000 shares authorized; 29,000 shares issued and outstanding actual and pro forma as adjusted	290	290	290
Additional paid-in capital	2,310,677	10,616,745	1,083,752
Shareholder receivable	—	—	(188,000)
Deferred stock compensation	(1,018,000)	(1,018,000)	—
Accumulated deficit	(1,913,845)	(2,496,510)	(1,104,265)

Total capitalization	$(612,782)	$7,131,218	$(203,202)

DILUTION

If you invest in our units, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our capital stock (including common stock and Class B common stock) after this offering. For purposes of the dilution computation and the following tables, we have allocated the full purchase price of a unit to the share of common stock included in the unit and nothing to the warrants included in the unit. Our net tangible book value as of September 30, 2003 was negative $782,494, or a deficiency of $0.80 per share of outstanding common stock and common stock equivalents, without giving effect to any changes in the net tangible book value after September 30, 2003 other than (1) the sale of 1,700,000 units in this offering at the assumed initial public offering price of $5.00 per unit, and (2) the issuance of units and the common stock and warrants to purchase common stock underlying such units, issued to bridge investors in August 2003 and in November 2003, the exact number of shares to be calculated based on the final initial offering price (200,000 shares of common stock for the August bridge investors and 53,333 shares of common stock for the November bridge investors, assuming an initial offering price of $5.00 per share). Our pro forma net tangible book value as of September 30, 2003 was $7,091,506, or $2.42 per share of outstanding capital stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of our units in this offering and the net tangible book value per share of our capital stock immediately afterwards. This represents an immediate increase of $2.45 per share of capital stock to existing stockholders and an immediate dilution of $2.58 per share of common stock to the new investors who purchase units in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price		$5.00
Net tangible book value (deficiency) per share before this offering	$(0.80)
Increase in tangible book value per share attributable to bridge investor conversion
Subscribers as of September 30, 2003	$0.65
Subscribers after September 30, 2003	$0.12
Increase in net tangible book value per share attributable to new investors	$2.45
As adjusted net tangible book value per share after this offering		$2.42
Dilution in net tangible book value per share to new investors		$2.58

If the representative’s over-allotment option is exercised in full, dilution per share to new investors would be $2.44 per share of common stock.

The following table summarizes as of September 30, 2003 the differences between the existing stockholders and the new investors with respect to the number of shares of common stock purchased, the total consideration paid, and the average price per share paid:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	973,998	33.3%	$2,319,063	20.0%	$2.38
Bridge investors	253,333	8.6	760,000	6.6	3.00

Existing and bridge	1,227,331	41.9	3,079,063	26.6	2.51

New investors	1,700,000	58.1	8,500,000	73.4	5.00

Total	2,927,331	100.0%	$11,579,063	100.0%	$3.96

The above computations assume conversion of Class B common stock into common stock and no exercise of outstanding options or warrants to purchase common stock, the representative’s over-allotment option, the public warrants included in units sold in this offering or the representative’s warrants. To the extent that these options and warrants are exercised, there will be further dilution to new investors.

MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes to the financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among others, those listed under “Risk Factors” and those included elsewhere in this prospectus.

Overview

We began operations in 1997 for the purpose of developing thin-film CIGS solar cells and more cost-effective processes for manufacturing such solar cells. From inception we have focused our efforts on research and development and raising capital.

Our revenues to date have been derived from government contracts, the sale for research purposes of sample quantities of CIGS solar cells manufactured by others under DayStar’s direction, and more recently from services rendered by our sole subsidiary, DayStar Solar, LLC, which is engaged in the business of reselling and installing solar electricity systems for residential customers in Northern California. Revenue from government contracts ended at the end of 2002 due to the expiration of the applicable contracts. We expect a reduction in revenue from our subsidiary’s sales and installation services beginning in 2004 due to the expected elimination or reduction of preferred financing and other government subsidies for residential solar power installations in California. Although we intend to continue to pursue Small Business Innovation Research contracts in 2004 for the continued research and development of our solar cells for military and other applications, we only expect de minimus revenue from such contracts or other sources in 2004. We may realize some revenue prior to 2006 from selling module manufacturing equipment and turnkey production lines, but we do not anticipate meaningful revenue until we are able to make sales of limited quantities of CIGS solar cells produced by our proposed manufacturing processes.

As a result of the investment required to develop our proposed manufacturing processes, we expect our selling, general and administrative expenses, and research and development expenses to increase substantially in 2004 and 2005 as we hire new personnel and invest in new equipment. We therefore anticipate that our net losses will increase substantially until the latter part of 2005 when we expect they will be offset to a limited degree by revenue from the sale of CIGS solar cells.

To date, we have historically funded our operations principally from government contracts and the sale of equity securities. We expect to be dependent on additional capital infusions, such as the net proceeds of this offering, to execute our business plan, and will require additional capital to complete Stages II and III of our development plan. If adequate capital resources are not available to us, we will be forced to curtail or terminate operations. As part of our attempt to pursue our development activities with limited capital, we have relied from time-to-time on accrual of wages payable and non-cash compensation arrangements to certain officers and employees, including the issuance of stock. A portion of the stock compensation arrangements has been restructured through the surrender of stock and the cancellation of the related shareholder receivable. It is anticipated that these payables will be reduced over time from the proceeds of the offering.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. A summary of those accounting policies can be found in the footnotes to the consolidated financial statements included elsewhere in this prospectus. Certain of our accounting policies are considered critical as they are both important to the portrayal of our financial condition and results of operations and require judgments on the part of management about matters that are uncertain. We have identified the following accounting policies that are important to the presentation of our financial condition and results of operations.

Revenue Recognition

DayStar recognizes revenue on product sales as product is sold, collectibility is reasonably assured, and delivery has occurred. We recognize research revenues at the time costs benefiting the contract are incurred, which approximates the percentage of completion method. Revenue from the sale and installation of solar electricity systems is recognized when installation is complete and collectibility is reasonably assured.

Patents

Patent costs incurred to prosecute patents developed by us are expensed as incurred. Patent costs paid to obtain patents from third parties are capitalized and amortized over the life of the patent. We review the functional life of our patents on a regular basis. If it is determined that the functional life is less than the legal life we would accordingly change the amortization period to the functional life. As of September 30, 2003, we had amortization of $13,238 on $52,950 of patent costs capitalized.

Long-lived Assets

Our policy regarding long-lived assets is to evaluate the recoverability or usefulness of these assets when the facts and circumstances suggest that these assets may be impaired. This analysis relies on a number of factors, including changes in strategic direction, business plans, regulatory developments, economic and budget projections, technological improvements, and operating results. The test of recoverability or usefulness is a comparison of the asset value to the undiscounted cash flow of its expected cumulative net operating cash flow over the asset’s remaining useful life. Any write-downs would be treated as permanent reductions in the carrying amount of the asset and an operating loss would be recognized. To date, we have had recurring operating losses and the recoverability of our long-lived assets is contingent upon executing our business plan that includes further reducing our manufacturing costs and significantly increasing sales. If we are unable to execute our business plan, we may be required to write down the value of our long-lived assets in future periods.

Results of Operations

The following table includes consolidated statements of operations data for the nine months ended September 30, 2003 and 2002 and the years ended December 31, 2002 and 2001 expressed as a percentage of revenues.

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001
Revenues
Product sales	100.0%	5.7%	12.8%	0.0%
Research contracts		94.3	87.2	100.0

Total revenues	100.0	100.0	100.0	100.0

Cost of Revenues
Cost of product sales	95.3	5.5	13.7
Cost of research contracts		92.0	92.6	117.0

Total cost of revenues	95.3	97.5	106.3	117.0

Operating Expenses
Selling, general and administration	228.6	29.4	24.3	63.7
Stock based compensation	553.2
Research and development	209.0	1.8	1.3	21.8
Depreciation and amortization	93.0	1.0	2.9	4.2

Total operating expenses	1,083.8	32.2	28.5	89.7

Other Income (Expense)
Interest expense	(43.8)	(2.2)	(2.8)	(12.1)
Factoring fees	(6.0)	(1.6)	(1.3)
Other income (expense)	9.3

Total other income (expense)	(40.5)	(3.8)	(4.1)	(12.1)

Net loss	(1,119.6)%	(33.5)%	(38.9)%	(118.8)%

Comparison of nine months ended September 30, 2003 and 2002

Revenues. Our total revenues were $72,308 for the nine months ended September 30, 2003, a decrease of $292,186 or 80% from the corresponding period in 2002. All of our revenues during the more recent nine-month period were from the sale of residential solar systems by our subsidiary Daystar Solar. These sales by DayStar Solar represented an increase of $51,731 or 251% over system sales in the corresponding period in 2002. We believe revenues generated by DayStar Solar in 2004 may decrease substantially due to the probable expiration of certain solar energy tax credits in California at the end of 2003. There were no research revenues derived from government research contracts for the nine months ended September 30, 2003, compared to $343,917 in 2002. The decrease in research revenues was the result of the expiration of government research contracts without any additional funding being obtained.

Cost of product revenues. Our cost of product revenues were $68,918 for the nine months ended September 30, 2003, an increase of $48,835 or 243% from the corresponding period in 2002. The increase in cost of product revenues was the result of increased solar systems sales by our subsidiary in the more recent period.

Cost of research revenues. We did not incur any cost of research revenues for the nine months ended September 30, 2003, a decrease of $335,375 from the corresponding period in 2002. The decrease in cost of research revenues resulted from expiration of government contracts in the prior period.

Selling, general and administrative. Selling, general and administrative expenses were $165,297 for the nine months ended September 30, 2003, an increase of $58,252 or 54% over the corresponding period in 2002. The increase in selling, general and administrative expenses resulted primarily from increased office rent expense as a result of our relocation into new facilities in Grass Valley, California, and increased professional and consulting fees in anticipation of this offering.

Research and development expenses. Research and development expenses were $151,086 for the nine months ended September 30, 2003, an increase of $144,414 over the corresponding period in 2002. Research and development expenses increased as a result of continued development of technologies that had been reimbursed under cost-sharing arrangements pursuant to government research contracts in prior years.

Stock-based compensation. In the nine-month period ended September 30, 2003, we adopted an Equity Incentive Plan to enable employees, outside directors and consultants to acquire an interest in DayStar. We recorded a non-cash expense of $400,000 for the period to record compensation expense related to issuance of stock to various officers and employees.

Depreciation and amortization. Depreciation and amortization expenses were $67,266 for the nine months ended September 30, 2003, an increase of $63,491 over the corresponding period in 2002. Depreciation and amortization expense increased as a result of capital equipment leases we entered into for equipment we intend to use to develop our manufacturing processes for our CIGS solar cells. Although the equipment is not presently operational, it continues to be subject to depreciation expense.

Interest expense and factor fees. Interest expense and factor fees were $35,994 for the nine months ended September 30, 2003, an increase of $22,386 over the corresponding period in 2002. Interest expense and factor fees increased as a result of additional capital lease obligations and factoring of our account receivables for working capital needs.

Other income (expense) (gain on sale). Other income was $6,673 for the nine months ended September 30, 2003. During 2003, we entered into a sale/leaseback arrangement for manufacturing equipment which is accounted for as a financing transaction, as to which a sale was not recorded and a capital lease obligation was recorded for the $35,000 of proceeds received. The related depreciation of assets recorded under capital leases is included in depreciation and amortization in the accompanying consolidated statements of operations and income. The gain on sale represents the recognition of that portion of the $35,000 deferred gain which was realized on the sale/leaseback arrangement.

Net loss. Our net loss was $809,580 for the nine months ended September 30, 2003, an increase of $687,516 over the corresponding period in 2002. The increase in net loss was in part the result of lost revenues from the expiration of government research contracts under which we had incurred research and development costs that had been reimbursed in prior years. An increase in selling, general and administrative expense and adoption of an Equity Incentive Plan under which shares were issued to various officers and expensed as compensation also contributed substantially to the increase in net loss for the period. In view of the anticipated increase in our selling, general and administrative expenses and research and development expenses, as well as the expenses related to this offering, we expect that our net loss will increase for the year ended December 31, 2003 and that we will also experience significant net loss in 2004.

Comparison of years ended December 31, 2002 and 2001

Revenues. Our total revenues were $556,109 for the year ended December 31, 2002, an increase of $454,043 or 445% over 2001. Product revenues were $71,325 for the year ended December 31, 2002, a 100% increase over 2001. Product revenues in 2002 were generated by sales to Fokker Space B.V. of sample batches of our CIGS solar cells which were produced by third parties at our direction. Research revenues were $484,784 for the year ended December 31, 2002, an increase of $382,718 or 375% over 2001. The increase in research revenues was the result of increases in government research contracts for the year ended December 31, 2002 over 2001 related to thin-film CIGS solar cell development work performed under contract for the NASA Glenn Research Center and the Air Force Research Laboratory.

Cost of product revenues. Our cost of product revenues were $75,834 for the year ended December 31, 2002, a 100% increase over 2001. The increase in cost of product revenues was the result of increased product sales for the year ended December 31, 2002 over 2001 and the costs incurred to hire third parties to produce sample batches of our CIGS solar cells.

Cost of research revenues. Our cost of research revenues were $515,226 for the year ended December 31, 2002, an increase of $395,845 or 332% from 2001. Increases in cost of research revenues resulted from increases in government research contracts for the year ended December 31, 2002 from 2001.

Selling, general and administrative. Selling, general and administrative expenses were $135,291 for the year ended December 31, 2002, an increase of $70,273 or 108% from 2001. The increase in selling, general and administrative expenses resulted primarily from increased office rent expense, marketing and sales expense, and professional and consulting fees.

Research and development expenses. Non-reimbursable research and development expenses were $6,968 for the year ended December 31, 2002, a decrease of $15,284 or 69% from 2001. Research and development expenses decreased in 2002 as a result of a lower volume of reimbursable work.

Depreciation and amortization. Depreciation and amortization expenses were $15,978 for the year ended December 31, 2002, an increase of $11,732 or 276% from 2001. Depreciation and amortization expense increased as a result of capital equipment leases we entered into for equipment for the manufacture of CIGS solar cells.

Interest expense and factor fees. Interest expense and factor fees were $23,331 for the year ended December 31, 2002, an increase of $10,971 or 89% from 2001. Interest expense and factor fees increased as a result of additional capital lease obligations and factoring of our account receivables related to government research contracts.

Net loss. Our net loss was $216,519 for the year ended December 31, 2002, an increase of $95,328 over 2001. The increase in our net loss was principally due to an increase in selling, general and administrative expense related to the increase in activity in supporting government research contracts coupled with increases in depreciation and interest expenses related to capital equipment purchases.

Liquidity and Capital Resources

Liquidity. At September 30, 2003, our cash and cash equivalents totaled $254,066, as compared with $4,265 at December 31, 2002. This increase in cash was primarily due to $600,000 received in bridge financing during the third quarter of 2003. We also had a net working capital deficit of $165,374 at September 30, 2003, which was reduced subsequent to the end of the period by $160,000 of additional bridge financing obtained on the same terms as the bridge financing received during the third quarter.

Net cash used in operating activities was $211,512 for the nine months ended September 30, 2003 compared to $6,201 for the nine months ended September 30, 2002. The increase in the net cash used in operating activities was principally due to the larger net loss of $809,580 in 2003 as a result of the expiration of government research contracts while we continued our research and development activities, which was partially offset by stock issued for compensation totaling $400,000. Net cash used in operating activities was $131,897 in 2002 compared to net cash provided by operating activities of $17,374 in 2001. The increase in net cash used in operating activities in 2002 was also principally due to the larger net loss in 2002, and increased use of accounts payable financing.

Net cash used in investing activities was $1,120 for the nine months ended September 30, 2003 compared to net cash used in investing activities of $14,043 for the nine months ended September 30, 2002. Net cash used in investing activities was $30,814 for the year ended December 31, 2002 compared to net cash used in investing activities of $2,045 for the year ended December 31, 2001. Cash used in investing activities in all periods was for capital expenditures. Funding for capital equipment purchases was derived principally through equipment lease financing arrangements.

Financing activities. Net cash provided from financing activities was $462,433 for the nine months ended September 30, 2003 while none was raised for the corresponding period ended September 30, 2002. Net cash provided from financing activities was $146,732 for the year ended December 31, 2002 while none was raised for the year ended December 31, 2001. The major financing activities were proceeds from the sale of $150,000 of common stock in November 2002, $600,000 raised from equity unit subscriptions in August 2003 and $68,301 from various capital leases entered into during 2003.

Capital Resources. We have historically financed our operations primarily from proceeds of the private sale of equity securities, revenues received under research and development contracts, non-cash compensation arrangements and equipment lease financing. We presently do not have a credit facility with a lending institution.

Prior to 2003, we raised approximately $630,000 from private sales of our equity securities. In the nine month period ended September 30, 2003, we received $600,000 through subscription agreements for the purchase of units comprised of one share of our common stock and one warrant. We have recorded the equity unit subscription in the liability section of our financial statements as prescribed by SFAS 150 which became effective May 2003. The number of units to be purchased under the subscription agreement is calculated based on 60% of the final offering price determined by this offering. We anticipate the issuance of 200,000 subscription units at a final offering price of $5.00. The discount resulting from a $1,000,000 fair market value of the units based on an assumed final offering price of $5.00 and the proceeds received from the subscription is treated at conversion of the subscription units to equity as a $400,000 non-cash expense in the pro forma as adjusted numbers shown elsewhere in this prospectus.

Subsequent to the end of the nine-month period, we received $160,000 through subscription agreements for the purchase of additional units. The number of units to be purchased under the second subscription agreement was also calculated based on 60% of the final offering price determined by this offering. We anticipate the issuance of 53,333 subscription units at an assumed final offering price of $5.00. The discount resulting from a $266,670 fair market value of the units based on an assumed final offering price of $5.00 and the proceeds received from the subscription is treated at conversion of the subscription units to equity as a $106,665 non-cash expense in the pro forma as adjusted numbers shown elsewhere in this prospectus.

In 1998, we were awarded a three-year government research contract from the National Renewable Energy Laboratory, in the amount of approximately $100,000 per year, to develop our thin-film and concentrating PV technologies. In July 1999, we were awarded a $100,000 Phase I and Phase I extension Small Business Innovation Research (“SBIR”) contract by the Missile Defense Agency and NASA. Under SBIR guidelines, NASA retains a paid-up royalty free license for the purchase and use of technology developed under the NASA funded effort to pursue development of our thin-film CIGS Technology for satellites. In August 2000, we were also awarded a one-million dollar Phase II SBIR contract. That contract required a 1:1 match from non-SBIR sources in order to receive the full amount of SBIR funds. We received, in approximate amounts, $165,000 through an Air Force contract, $85,000 through a sale of solar cells to Dutch Space B.V., and $200,000 through equity investors, for a total of approximately $450,000 from non-SBIR sources. The award has since expired. Although we expect to continue to pursue cost-sharing government research contracts, and have engaged a consultant who is focusing on developing our military customer base, there can be no assurance that we will obtain such funds.

Wages payable represents an accrual of amounts owed to our President and Chief Executive Officer and a former officer for services provided since 1997. We have entered into an agreement with our President and Chief Executive Officer to repay the balance over time from the net proceeds of this offering.

We have experienced negative cash flows from operations since our inception and do not anticipate generating sufficient positive cash flows to fund our operations in the foreseeable future. We expect that our available cash balance, together with proceeds from this offering and the projected small amounts, if any, of cash that may be generated from operations, will be sufficient to finance our activities for approximately the next two years through the beginning of Stage II of developing our manufacturing process. We do not expect that cash from operations or proceeds of this offering will be sufficient to complete Stage II or begin Stage III of our development of our manufacturing process. Although product sales may generate some cash flow by 2006, we will require significant additional financing to expand our operations and fund further capital expenditures related to our expansion of manufacturing operations, especially as we approach development of the third stage. Such financing may not be available to us on terms that are acceptable to us, if at all, and any equity financing may be dilutive to our stockholders.

In view of our accumulated deficit and recurring losses, our auditors have added an explanatory paragraph to their report on our financial statements stating that there is substantial doubt about our ability to continue as a going concern. In this regard, management has adopted a plan for the development of our products and manufacturing process, completed our bridge financings and undertaken this offering. There is no assurance that this offering will be completed or that we will achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Capital Commitments. At December 31, 2002, we had no material commitments for capital expenditures. Other material commitments include rental payments under operating leases for office space and equipment and, subsequent to the end of the nine-month period, commitments under employment contracts with our President and Chief Executive Officer, Chief Financial Officer, and a Vice President.

Recent Accounting Pronouncements. In April 2003, the FASB issued Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The changes in this Statement require that contracts with comparable characteristics be accounted for similarly. In particular, this Statement (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of Statement 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and (4) amends certain other existing pronouncements. This accounting pronouncement is not expected to have a significant impact on our financial position or results of operations.

In May 2003, the FASB issued Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 requires an issuer to classify the following instruments as liabilities (or assets in some circumstances) (1) a financial instrument issued in the form of shares that is mandatorily redeemable—that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur (2) a financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer’s equity shares that is to be physically settled or net cash settled) (3) a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following: (a) a fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer’s equity shares (b) variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares (c) variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option that could be net share settled. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. We adopted the new SFAS 150 disclosure requirements in these financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. This accounting pronouncement is not expected to have a significant impact on our financial position or results of operations.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin (ARB) 51. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIE”) by clarifying the application of ARB No. 51, ‘Consolidated Financial Statements’ to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. This accounting pronouncement is not expected to have a significant impact on our financial position or results of operations.

BUSINESS

Overview

DayStar Technologies, Inc. has developed a thin-film copper-indium-gallium-selenide solar cell, commonly known as a CIGS solar cell, for the direct conversion of sunlight into electricity (the photovoltaic or “PV” effect). We are developing a high-volume manufacturing process that could significantly reduce the cost of solar cell production, and therefore reduce the cost of solar electricity. Prototypes of our CIGS cells produced in batches in the laboratory are already in use on a test basis by the United States Air Force Research Laboratory and Dutch Space B.V.

Conventional crystalline silicon (silicon “wafer”) solar cells, while efficient, have an average production cost of approximately $2.00 per watt due to expensive, low-volume processing methods and high materials costs. A typical single silicon solar cell, depending on size, will typically generate between one and three watts, and sell for between $1.75 and $2.50 per watt. Our proposed manufacturing process is designed to use raw materials that do not suffer from the same supply constraints as silicon and use volume manufacturing equipment and procedures already proven in other industries, such as the magnetic disc drive industry, to produce our solar cells. Proceeds from this offering will be applied to produce and further test solar cells created with the new process and to build, test and implement our pilot manufacturing facility. Successful implementation of our manufacturing process could enable us to produce thin-film CIGS solar cells with the same efficiency and functionality as the silicon wafer solar cells that now dominate the market at approximately one-half, or less, of the current production cost of a silicon wafer cell.

Demand for Solar Electricity

Worldwide demand for electricity is expected to increase over the next 20 years. The Energy Information Administration of the U.S. Department of Energy estimates that between 2000 and 2020 the United States will need to add approximately 355 gigawatts (one gigawatt is equal to one billion watts) of new capacity by 2020 to meet projected increased electricity demand. This represents an increase of approximately 40% over present generation capacity.

The overwhelming majority of electricity is currently produced using hydrocarbon sources (natural gas, coal, petroleum). However, the total resource base for these fuels is limited, and there is increasing concern about the effect on the ecosystem of fossil fuel extraction and emissions. Volatile prices and environmental and political concerns pertaining to fossil fuels have also increased interest in electricity created using alternative, renewable, clean energy sources. In contrast to hydrocarbon energy resources which, once used, cannot be quickly replaced, renewable energy that flows from natural sources (such as sunlight, wind, and water sources) quickly and continuously replaces itself.

Solar cells and fully packaged solar-electric systems are an increasingly attractive source of electricity. According to data provided by the Energy Information Administration, a division of the U.S. Department of Energy, the total value of photovoltaic cell and module sales by U.S. manufacturers grew 12 percent in 2002 to $342 million from $305 million in 2001, excluding space applications. In addition, the Institute for Environment and Sustainability, a branch of the European Commission’s Joint Research Centre, reported that for 2001 worldwide photovoltaic cell/module production was a $2.5 billion business, reflecting an average annual growth rate of 30% in the previous five years. Solar cells have no moving parts that require ongoing maintenance and have shown good reliability, typically lasting 20 to 40 years in the field. The solar electricity industry currently supplies electrical power for both on-grid electricity consumers and for specialized applications, such as end-users that choose to be off the electricity grid or that are located where connection to the grid is not feasible, such as remote areas or villages in developing nations. In these remote locations, solar electricity can be more cost-effective than installing a grid connection. Interest in solar electricity by mainstream, on-grid electricity users also is increasing. In part, interest in on-grid solar electricity systems is growing because of government subsidies and incentive programs and solar cells have become increasingly efficient. “Net-metering” laws (requiring utilities to purchase excess electricity produced by on-grid solar systems) and solar system rebates are some examples of government incentives aimed at grid-connected consumers in parts of the United States, Japan, Europe and elsewhere.

The Solar Cell Industry

The base-level products in the PV industry are solar cells and PV modules. PV modules are a connected group of solar cells. Solar cells work by absorbing light and converting it to electrical power. The great majority of commercial solar cells in use today are made of the same semiconductor materials (usually silicon) used in the microelectronics industry. In addition to the semiconductor materials, solar cells consist of a top and bottom electrical contact to move the electricity out of the solar cell, much like a household battery.

The typical PV module consists of 36 (20 volts) or 72 (40 volts) solar cells connected together, a sealant to keep moisture and other environmental factors out, and a sheet of glass and frame to provide structural integrity to the package. Several modules are then connected together to form an array, which determines the total power output of the system. When the sun shines on a PV module, the energy is converted into direct current electricity. An inverter (external to the array) then converts the DC electricity from the array into alternating current electricity. The performance of a solar cell is measured in terms of its efficiency in converting sunlight into electricity. Typical commercial solar cells have an efficiency ranging from about 10% to 17%, meaning that for every 100 watts of sunlight striking a panel, 10 to 17 watts of electricity will be produced.

Approximately 88% of the world’s annual PV production uses crystalline silicon as its base material. Silicon wafer solar cells are efficient, but require significant energy and bulk material to manufacture, and are rigid and fragile. Alternative solar cells based upon thin films have been under development for approximately 20 years and are now being commercialized. Thin-film technology is also of interest to the space community due to its unique combination of efficiency, light weight and flexible nature. A thin-film cell requires far less raw material to create than a silicon wafer cell. Thin-film solar cells, however, require a structural “substrate” to support them, such as glass, plastic, or metal sheets or foils.

The three primary thin-film semiconductor materials currently being explored are amorphous silicon, cadmium telluride, and CIGS. The CIGS technology presently under development by DayStar and others has demonstrated over 19% conversion efficiency in the laboratory, the highest among all thin-film technologies. In research conducted by Shell Solar (formerly Siemens Solar Industries), a CIGS thin-film module technology has demonstrated reliable field performance of over 10 years. DayStar’s solar cells have not been extensively field tested, although prototype cells are currently being tested by the United States Air Force Research Laboratory and Dutch Space B.V. for space applications.

The Problem

Despite increased interest in the solar cell industry, there have been limited technological breakthroughs that enable solar-generated electricity to compete with hydrocarbon-generated electricity on a cost basis. Although the cost of a solar cell has decreased during the past 20 years, and cell efficiency has increased, widespread use of solar cells has been hindered by costly manufacturing methods and materials and low industry-wide production capacity.

The current high cost of solar cells is largely the result of costly and low volume manufacturing methodologies and high (and often volatile) silicon feedstock costs. The existing batch-type manufacturing methodologies used to produce silicon solar cells have limited scalability resulting in diminished economies of scale. Silicon feedstock is predominately obtained from the waste-stream of the semiconductor industry limiting its availability at cost-effective prices.

The cost to produce a solar cell remains approximately $2.00 per watt. As a result, the best solar cell electricity prices (in the sunniest locations) are approximately 15 cents to 30 cents per kilowatt-hour, while electricity generated from conventional sources is only 3 cents to 20 cents per kilowatt-hour.

The DayStar Solution

DayStar is developing a thin-film CIGS solar cell with proprietary cell layer materials that we believe is capable of being manufactured using high-volume, low-cost production methods while maintaining high solar cell efficiency. Our manufacturing process is designed using equipment and processes proven in other contexts, such as the magnetic disc drive and display industries. We believe our product and manufacturing process could reduce the cost of solar cells by over 50% within three years.

Our thin-film CIGS solar cell, fabricated on sheet metal or lightweight specialty foils such as titanium, compares in efficiency to the existing crystalline silicon cells that represent around 88% of cells in current commercial use. In addition to the efficiency benefits, our cells will offer mechanical flexibility and low weight, and will therefore be able to be used in more applications than rigid, fragile silicon wafer cells.

Our proposed manufacturing process will be developed in three stages. At each stage, we will use existing equipment and manufacturing methods proven in other contexts. Stage I will be a non-continuous pallet manufacturing process using both vacuum and non-vacuum deposition methods to create the various layers comprising the cell. At this stage, we estimate the production cost for our solar cells will be less than $2.00 per watt.

Stage II will be a partially continuous pallet manufacturing process, also using both vacuum and non-vacuum deposition methods, which we estimate will result in a cell production cost of less than $1.00 per watt. This manufacturing phase will consist of combining various steps in the non-continuous pallet manufacturing process, and performing the steps in an in-line fashion, with the pallets moving on a track. During this stage, manufacturing will evolve until all of the steps in the non-continuous pallet manufacturing process become a part of a continuous pallet manufacturing process. The reduction in costs during Stage II will be a result of two factors—an increase in the speed at which each step of the process is conducted and increased continuity of the process, reducing processing time and improving yields.

Stage III will consist of conversion from a fully continuous pallet system to a continuous, roll-to-roll manufacturing process. At this stage, pallets would be replaced by large rolls of substrate, such as stainless steel or foil, continuously fed through the manufacturing system using spools. The various layers comprising the cell would be applied using a variety of thin-film deposition processes. We believe that implementation of a successful roll-to-roll manufacturing process could result in cell production volumes of well over 100 megawatts per year at a cost below $0.50 per watt.

We intend to market and sell our solar cells at each stage of manufacture. The volume of cells being produced should increase as each stage is achieved, with corresponding reductions in manufacturing cost. Completed solar cell sheets or rolls can be cut into various shapes and packaged in a number of different ways to meet the needs of customers. DayStar’s thin-film CIGS solar cell can be made structurally (shape, size, weight, etc.) and functionally equivalent to silicon wafer cells, and will be available as a substitute for the silicon wafer cells that are currently the industry standard in nearly all power-module manufacturing operations. Module manufacturing companies create modules by packaging a number of silicon wafer cells together. Our product will offer module manufacturing companies an alternative, lower-cost solar cell that has the same efficiencies, function, shape, and size as the silicon wafer cells they now use in manufacturing.

In summary, we believe DayStar’s CIGS solar cell will be able to compete with silicon wafer solar cells and other thin-film solar cells on the basis of cost at all stages of manufacturing, performance, durability, reliability, and functional application.

Markets and Customers

DayStar’s target markets and customer base will evolve with the maturity of its manufacturing operations. At Stage I, we plan to initially focus on producing low volumes, beginning with 50 square feet per day, and improving to 500 square feet per day, of CIGS solar cells using our non-continuous process. We intend to target customers who are developing their own technology platforms in which our solar cell could play an important role. Such platforms include satellite and airborne vehicle power systems and lightweight power systems for battery charging. The pricing of cells for this application is at a premium relative to traditional markets and we believe the volume of cells for this technology platform could be substantial. This customer base is primarily military in nature, though there are also commercial ventures interested in each of these technology platforms. We believe this customer base will potentially be a source of early revenue. The revenue may come in the form of development contracts or product sales. Potential customers with whom we have had discussions in the past include Lockheed Martin Corporation, the United States Air Force Research Laboratory, the United States Army, the Missile Defense Agency, and Dutch Space B.V.

In addition to providing product to specialized customers, we plan to make solar cells for testing and for packaging into modules by one or more of our prospective module manufacturing customers. In this way, we plan to establish customer relationships early in the product-testing phase and may obtain valuable feedback on various elements of our product and its utility.

At Stage II, as our manufacturing operations mature to higher production capacity, beginning with 500 square feet per day, we plan to expand our module manufacturing customer base and further develop sales and marketing relationships. At DayStar’s anticipated early production cost, module manufacturing companies may potentially realize an immediate cost savings by employing DayStar’s solar cells in their manufacturing operations. DayStar’s solar cells can be configured, at a negligible cost to DayStar, to be compatible with various existing module structures. Therefore, the module manufacturers would simply be replacing an existing high-cost silicon wafer solar cell with DayStar’s lower-cost thin-film CIGS solar cell, without any need to re-design their modules, or their manufacturing process, and without any substantial change in product performance. We believe the module manufacturer market represents the best near-term opportunity for DayStar’s products. Other markets addressable during Stage II manufacturing include specialized markets, such as building-integrated solar façade and roofing materials. We are pursuing designs of a roofing product that could drastically simplify construction and installation and therefore lower the cost of electricity generated.

DayStar anticipates that, with our Stage III continuous roll-to-roll manufacturing process running 24 hours a day, production output could reach or exceed 36,000 square feet per day, per manufacturing system. With such volume production capabilities, DayStar will have the ability to supply product for significant electricity projects.

DayStar may also pursue two near-term revenue generation opportunities. We have been presented with the opportunity to act as an intermediary to resell and construct module manufacturing facilities. This opportunity offers the potential of future contracts for the purchase of our solar cell product. Additionally, DayStar has also been presented with opportunities to design and construct its own solar electric generation facilities using our patented concentrator packaging technology in conjunction with, at first, off-the-shelf silicon wafer solar cells. As our solar cell product becomes available, we can further reduce the cost of solar electric systems by replacing the silicon wafer solar cell with our solar cell.

Technology

A typical thin-film solar cell is pictured below:

Solar cells work by capturing incident sunlight that passes through the transparent conductor and into the CIGS layer where it is absorbed. The absorption process liberates positive and negative carriers of electricity that move in opposite directions toward the back and front metal contacts where they are collected and generate current. Each CIGS solar cell is expected to produce about a one-half volt of electricity. The current generated by the solar cell will be related to the surface area that receives the incident sunlight. Solar cells are then connected in series in order to add their voltages, much like batteries in a flashlight. A typical PV module will have 36 cells connected together resulting in approximately 20 volts at the output terminals.

We have tested various metal substrates, including stainless steel, and have selected proprietary metal and chemical compositions that provide our solar cell with superior durability at high processing temperatures, superior efficiency, mechanical flexibility, low weight, and desirable thermal characteristics. We believe these characteristics may permit the cells to be mass-produced at a low cost. Metal is advantageous as a substrate material because it can conduct electricity to the back of the cell, much like a silicon solar cell.

The fabrication of our solar cells will be accomplished in two distinct steps: (1) solar cell thin-film stack fabrication; and (2) solar cell finishing, including metal grid application, cutting, and testing. This modularity is beneficial in that unfinished solar cell material may also be sold or shipped as a product to customers/partner facilities where they will complete the cell finishing process.

We rely to a limited degree on patent protection to protect our proprietary technology. We are in the process of negotiating a non-exclusive license to National Renewable Energy Laboratory patents that may relate to DayStar’s manufacturing process. We also own two United States patents relating to concentrating PV optics and packaging design. Four corresponding foreign patents have been issued and seven corresponding foreign patent applications are pending. If we exploit these patents, we will owe quarterly royalty payments to our co-founder Dr. Eric Cole equal to (i) 20% of the first $1 million of gross royalties collected by us for licenses granted under the two patents owned by us, or from the gross proceeds of the sale of such patents, 15% of the second $1 million of such gross royalties or gross proceeds, and 10% of any remaining gross royalties or gross proceeds collected; and (ii) 2% of the gross revenues collected from any and all products produced and sold by DayStar that are covered by either patent.

Current areas of research that may result in additional patent filings include solar cell structure and composition, solar cell processing, manufacturing process and system design, solar cell integration and packaging, packaged product design, and system design. Patent applications in the United States are generally secret until patents issue, and the publication of discoveries in the scientific literature tends to lag behind actual discoveries. Therefore, we cannot be certain that we were the first creator of inventions covered by pending patent applications or the first to file patent applications on these inventions. Patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States. We cannot ensure that:

•	patents will issue from pending or future applications;

•	our existing patents or any new patents will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us;

•	foreign intellectual property laws will protect our intellectual property; or

•	others will not independently develop similar products, duplicate our products or design around any patents issued to us.

A number of the substances and methods used to produce the layers of our solar cell are also trade secrets. We protect our trade secrets with a variety of security measures. We enter into confidentiality and non-disclosure of intellectual property agreements with our employees, consultants and certain vendors and generally control access to and distribution of our proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar information independently.

Development Plan

We plan to develop our manufacturing process in three stages. Each stage will employ standard thin-film deposition methods, such as sputter-coating and other physical vapor deposition processes. We have acquired used, thin-film deposition vacuum equipment that will be the basis for the initial stages of manufacturing. The equipment will be retrofit for our process using proceeds from this offering.

During Stage I, we will employ a combination of continuous and batch-style processing to finalize the continuous production process and to produce working solar cells. We believe this first manufacturing phase has a very high probability of success, as it uses off-the-shelf manufacturing equipment and proven manufacturing methods employed in various high-tech industries, such as the magnetic disc drive industry. Toward the end of Stage I, we anticipate being able to produce limited quantities of working solar cells that can be sold to the specialized markets and customers described above.

Stage II will be characterized by a partially-continuous pallet manufacturing process. At this point, several components of the process previously accomplished in a batch fashion will be integrated into the continuous manufacturing equipment. At the beginning of Stage II, we expect the manufacturing process will have, at most, three separate manufacturing components. Higher volumes of product will be produced using a pallet transfer system instead of a batch system. We expect to sell product to the expanding customer base as described above.

Our Stage III manufacturing phase will consist of conversion from a partially-continuous pallet system to a continuous, roll-to-roll manufacturing process. At this stage, pallets would be replaced by large rolls of substrate, such as metal foil, continuously fed through the manufacturing system using spools, and the various layers comprising the cell would be applied using a variety of thin-film deposition processes. Our full-scale, roll-to-roll system would be able to move large rolls of substrate material, up to approximately 3,000 linear feet per roll or more, through the system. We estimate that our full-scale manufacturing process could be capable of processing between approximately 1,000 to 2,000 square feet of solar cell material per hour, and require minimal supervision. The development plan has been designed to provide for incremental success that reduces the risk in moving to the next stage of development. We will require additional financing to complete Stage II and move into Stage III manufacturing at the production levels described.

We expect Stage I process development to take approximately 12 to 15 months, and the full transfer to the partially-continuous pallet processing system in Stage II to take another 12 to 15 months. During the latter period, we plan to initiate design and procurement of our full-scale roll-to-roll manufacturing process. Both the continuous pallet processing system and the roll-to-roll processing system will be modular in nature, allowing construction to be completed in sections. With sufficient follow-on financing, our goal is to initiate full capacity production, using the roll-to-roll processing system, within 24 to 30 months after this offering. The capital equipment requirements to complete Stage II and move into Stage III manufacturing we estimate will be approximately $10 million dollars. In addition, we are pursuing OEM relationships with companies that may be interested in converting their existing manufacturing facilities to manufacture solar cells if our manufacturing process is successful.

For each stage of manufacturing, DayStar has developed alternative production procedures if a particular stage of cell manufacturing does not translate well to the proposed manufacturing process. We believe that, even if particular manufacturing stages are unable to be translated to continuous on-line processing, the production cost for our solar cell will still be less than the cost of cells produced using existing batch production methods.

Competition

Our product, a flexible, efficient, inexpensive solar cell, will compete with current solar cell technologies (such as the conventional crystalline silicon solar cells and other thin-film cell and module technologies), other “clean” renewable energy technologies (for example, wind, ocean thermal, ocean tidal, and geo-thermal power sources), and conventional fossil fuel based technologies for the production of electricity. We expect our primary competition will be within the solar cell marketplace.

A variety of competing solar cell technologies are being developed by a number of companies. Such technologies include amorphous silicon, cadmium telluride and copper indium diselenide as well as advanced concepts for both bulk ingot-based and thin film crystalline silicon. Any of these competing technologies could achieve manufacturing costs per watt lower than the cost per watt to manufacture our CIGS solar cells.

We believe the principal competitive factors in the market for solar electric power products are: price per watt, long-term stability and reliability, conversion efficiency and other performance measures, ease of handling and installation, product quality, reputation, and environmental factors. If we do not compete successfully with respect to these or other factors, it could materially adversely affect our business, results of operations, and financial condition.

A number of large companies are actively engaged in the development, manufacturing and marketing of solar electric power products. The four largest PV cell suppliers are Sharp Corporation, BP Solar, Shell Solar, and Kyocera Corporation, which together supply about two-thirds of the current PV cell market. All of these companies have greater resources to devote to research, development, manufacturing and marketing than we do. However, of these four companies, only Shell Solar is believed to be working on a CIGS technology. Shell’s thin-film CIGS solar cell project utilizes cell integration on glass to produce a complete module product, not a cell product. DayStar believes its single cell product design and mass production using a stainless steel substrate will offer competitive advantages to DayStar.

There are also several small companies working to manufacture CIGS solar cells. Global Solar, LLC in Tucson, Arizona is pursuing roll-to-roll non-continuous manufacturing of integrated panels on plastic substrates, and discrete solar cells on stainless steel. However, we believe the cell being produced is less efficient than conventional silicon wafer solar cells or DayStar’s thin-film CIGS solar cell. One emerging company, Raycom,

Inc., is considering a manufacturing approach somewhat similar to the DayStar’s. Although Raycom has experience in continuous processing, it has very limited experience with the PV industry and the properties of solar cells. DayStar believes its competitive advantages will emerge due to its thin-film CIGS solar cell design, the efficiency and scale of its proposed manufacturing process, and DayStar’s extensive experience and research regarding the properties of thin-film CIGS solar cells.

Supply of Raw Materials

The raw materials used in DayStar’s manufacturing process consist of stainless steel, copper, indium, gallium, selenium, zinc, and aluminum. None of these materials has been difficult to purchase in the last two decades, nor is a shortage of any of them expected in the foreseeable future. Copper, selenium, zinc and aluminum are widely available. Indium and gallium are by-products of zinc and aluminum mining and, although not as widely available as the other elements, supplies are anticipated to be more than adequate for the foreseeable future. We do not expect the cost of all raw materials to exceed 30% of total product cost.

Employees/Consultants

We currently have two full-time and four part-time employees. We have also entered into a consulting agreement with an individual who is focusing on developing our military customer base. Upon completion of the offering, we will seek full-time professionals to serve in management and in lead and support technical roles. The number of employees anticipated within one year after the offering is between 12 and 15.

Property

We currently lease approximately 3,000 square feet of office space in Grass Valley, California under a three-year lease that expires on July 31, 2005, with an option to renew for an additional three-year period. The leased space is currently used for research and development, prototype production, marketing and administration. We anticipate a need for expansion into a larger space to initiate pilot manufacturing. We believe that adequate additional or alternative space will be available at commercially reasonable rates. We also currently lease approximately 100 square feet of office space in Golden, Colorado on a month-to-month basis.

Legal Proceedings

There are no legal proceedings pending against us. We are, however, subject to various claims that arise in the ordinary course of business. In September 2003, we received a letter from a stockholder and former officer and director of the company claiming that she is entitled to unpaid wages and fees plus interest in the approximate amount of $40,000. In October 2003, we received a letter from an attorney representing a former director of the company claiming that the former director is entitled to receive stock, and to receive past compensation and other damages from the company in an amount exceeding $1.5 million. Either claimant may elect to pursue such claims through litigation. Based upon the information that is currently available, we do not believe that the various claims in the aggregate will materially affect our financial condition or results of operations.

Company History

DayStar Technologies, Inc., a Delaware corporation, was formed in February 1997. In June 1997, DayStar acquired all the assets of CoGen Solar, LLC, an Arizona limited liability company organized in 1996 by Dr. John R. Tuttle and Dr. Eric Cole. We have one subsidiary, DayStar Solar, LLC, a Colorado limited liability company, that resells and installs solar electricity systems for residential customers in Northern California.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors are as follows:

Name	Age	Position

John R. Tuttle	44	Chairman of the Board, President, and Chief Executive Officer

Stephen A. Aanderud	54	Chief Financial Officer and Secretary

J. Peter Lynch	55	Vice President, Investor Relations and Strategic Development

Robert G. Aldrich	63	Director

Randolph A. Graves, Jr.	64	Director

John R. Tuttle. Dr. Tuttle is the co-founder of DayStar, and has served since 1997 as a director and its President and Chief Executive Officer. Dr. Tuttle was elected as our Chairman of the Board in October 2003. From 1986 to 1996, Dr. Tuttle held the position of Senior Scientist at the National Renewable Energy Laboratory where he was responsible for process and device development activities relating to thin-film solar cells. Dr. Tuttle received his B.S. in Engineering Physics from Cornell University, his M.S. in Physics from the Colorado School of Mines, and his Ph.D. in Electrical Engineering from the University of Colorado.

Stephen A. Aanderud. Mr. Aanderud has served as our Chief Financial Officer and Secretary since October 2003. From 2001 to 2003, Mr. Aanderud was an independent financial consultant. He served as Chief Financial Officer of Oregon Baking Company from April to October of 1999. In October 1999, a portion of Oregon Baking Company’s operations were sold to Tri-Brands, Inc., and Mr. Aanderud served as Chief Financial Officer of Tri-Brands, Inc. from October 1999 to 2001. Oregon Baking Company became involved in a bankruptcy proceeding in December 1999. Mr. Aanderud was the President, Chief Financial Officer, and a director of Thrustmaster, Inc. from 1993 to 1998. Mr. Aanderud was with Arthur Andersen & Co. for nine years, and is a certified public accountant. Mr. Aanderud received his B.S. in Business Administration from Portland State University.

J. Peter Lynch. Mr. Lynch has served as our Vice President, Investor Relations and Strategic Development since October 2003. Mr. Lynch has been a consultant to DayStar since October 2002. He is the founder and President of Salem Financial, Inc., a financial consulting company involved with small emerging technology companies since 1977. Mr. Lynch received his B.A. in Economics from Villanova University and his M.B.A. from the State University of New York at Albany.

Robert G. Aldrich. Dr. Aldrich joined us as a director in October 2003. From 2000 to the present, Dr. Aldrich served as Chief Executive Officer and Chairman of Dirigo Energy, Inc., dba NowPower, a private energy-related risk management company. From 1995 to 2000, Dr. Aldrich was the Chief Executive Officer of Tailored Energy, Inc., which provided executive and consulting support to various businesses. From 1997 to 2000, Dr. Aldrich served as a director for TTI Technologies, Inc., from 1998 to 2000, he was the Chairman of Burstpower, Inc., and from 1999 to 2000, Dr. Aldrich was the President of Commercial Operations for Solo Energy Corp. Dr. Aldrich has served as Group Vice President for the Electric Power Research Institute. Dr. Aldrich has a Ph.D. in Solid State Science and Technology from Syracuse University, and a Bachelor of Materials Engineering from Rensselaer Polytechnic Institute.

Randolph A. Graves, Jr. Dr. Graves joined us as a director in October 2003. He is currently an Executive Consultant with Graves Technology Inc. and serves as the acting Chief Financial Officer of Eurotech, Ltd. and as a director of Eurotech Ltd. and HomeCom Communications Inc., a subsidiary of Eurotech. Eurotech is a public company that acquires, develops, and markets chemical and electronic technologies and products for use in environmental and security markets. Dr. Graves previously served as Eurotech’s Chairman and Chief Executive

Officer, and prior to joining Eurotech was the President of Graves Technology, Inc. Dr. Graves was formerly the President and Chief Executive Officer of Mosaic Multisoft Corp., a Research Leader at NASA Langley Research Center, and Director, Aerodynamics Division, at NASA Headquarters in Washington, D.C. Dr. Graves received his B.S. from Virginia Polytechnic Institute and State University, his M.S. from Virginia Polytechnic Institute and State University, his Ph.D. from George Washington University, and his Master of Management from Stanford University’s Graduate School of Business.

Board of Directors

Our board of directors consists of three members, Dr. John R. Tuttle, Dr. Robert G. Aldrich and Dr. Randolph A. Graves, Jr. Our board of directors has an audit committee and a compensation committee. Dr. Aldrich and Dr. Graves each serve on our audit committee and our compensation committee. The audit committee is responsible for reviewing the results and scope of audits and other services provided by our independent public accountants, and reviewing our system of internal accounting and financial controls. The audit committee also reviews other matters with respect to our accounting, auditing and financial reporting practices and procedures, as it deems necessary or desirable. Our audit committee consists of two non-employee directors, and our board of directors has determined that Dr. Graves will serve as our audit committee financial expert. Dr. Graves has agreed to serve as the chair of the audit committee. We are presently searching for another independent director to serve on the audit committee. The compensation committee is authorized to make and review periodically recommendations regarding employee compensation, and to perform other duties regarding compensation for employees, as the board of directors may direct. The compensation committee is also authorized to administer our Equity Incentive Plan. Dr. Aldrich has agreed to serve as the chair of the compensation committee.

EXECUTIVE COMPENSATION

The following Summary Compensation Table sets forth certain information regarding the compensation of our President and Chief Executive Officer for services rendered in all capacities to DayStar during each of the three years ended December 31, 2002. We had no other named executive officers during the three years ended December 31, 2002.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation	All Other Compensation
Name and Principal Position	Year	Salary	Bonus
John R. Tuttle	2002	$79,200	—	—	$4,100(1)
President and CEO	2001	$18,400	—	—	$24,000(2)
	2000	$54,987	—	—	$32,000(3)

(1)	Moving expenses for move to Grass Valley, California.
(2)	Grant of 6,000 shares of DayStar common stock for services.
(3)	Grant of 8,000 shares of DayStar common stock for services.

Director Compensation

Prior to 2003, directors were not compensated for their service on the board. Beginning in 2003, non-employee directors will receive an annual fee of $6,000 per year, plus a $1,000 meeting fee for each meeting of the board of directors or a board committee the director attends in person. In addition, upon election to the board, non-employee directors will receive a fully vested option to purchase 6,000 shares of DayStar common stock under the DayStar Equity Incentive Plan. For each completed year of service as a director, non-employee directors will be granted a fully vested option to purchase 3,000 shares of DayStar common stock after the annual meeting of stockholders. The annual fee will be paid quarterly in arrears, and the meeting fees will be paid at each meeting attended.

Employment Agreements

Each officer serves at the discretion of our board of directors. We have employment agreements with John R. Tuttle, our President and Chief Executive Officer, J. Peter Lynch, our Vice President, Investor Relations and Strategic Development, and Stephen A. Aanderud, our Chief Financial Officer and Secretary. Under each such employment agreement, the executive is entitled to participate in an annual bonus and long-term incentive award program, if and when such program is adopted by the Board. Each executive’s receipt of bonus compensation is within the sole discretion of the board of directors, and we have the right to alter, amend or eliminate all or any part of any bonus or incentive plans at any time, without compensation. Each executive is also entitled to participate in all of our employee benefit plans. We may terminate each agreement at any time for “cause” or in the event of the executive’s disability or death. If we terminate without “cause,” Mr. Lynch or Mr. Aanderud is entitled to three months’ base salary and Dr. Tuttle is entitled to six months’ base salary, in addition to any other benefits which have been earned or become payable as of the date of the termination. In the event that the agreement is terminated because of death or disability, we will continue to pay the executive’s full salary through the end of the month in which his period of employment ends, together with any benefits which have been earned or become payable as of the termination date. As part of each agreement, the executive has signed a nondisclosure, developments and nonsolicitation agreement, in which he agrees, among other things, to protect our confidential information, not to solicit our employees, and not to breach any agreements with third parties.

Dr. Tuttle’s agreement is for an initial three-year term ending on October 31, 2006. The agreement is automatically extended for successive one-year periods unless either party gives the other 30 days prior notice that it elects not to extend the agreement. Under the agreement, Dr. Tuttle receives a base salary of $150,000 per year. Dr. Tuttle’s agreement provides that he will also receive incentive salary equal to one-tenth of DayStar’s adjusted net profits, not to exceed two hundred percent of his base salary, and the use of an automobile during the term of the agreement.

Mr. Lynch’s agreement is for an initial one-year term, ending on October 31, 2004. The agreement is automatically extended for successive one-year periods unless either party gives the other 30 days prior notice that it elects not to extend the agreement. Under the agreement, Mr. Lynch receives a base salary of $72,000 per year.

Mr. Aanderud’s agreement is for an initial one-year term, ending on October 21, 2004. The agreement is automatically extended for successive one-year periods unless either party gives the other 30 days prior notice that it elects not to extend the agreement. Under the agreement, Mr. Aanderud receives a base salary of $96,000 per year.

Equity Incentive Plan

Our board of directors recently adopted and stockholders approved the DayStar Equity Incentive Plan. The plan authorizes us to issue restricted stock, stock units, options to purchase our common stock, or stock appreciation rights, not to exceed 1,050,000 shares of our common stock, to employees, outside directors, and consultants. As of September 30, 2003, we had issued 354,500 shares of restricted stock valued at $4.00 per share under the plan. The plan is administered by the compensation committee of the board of directors. Subject to the provisions of this plan, the committee determines who will receive securities, the number of securities granted, the manner of exercise and the exercise price of the securities. The term of incentive stock options granted under the plan may not exceed ten years, or five years for options granted to an optionee owning more than 10% of our voting stock. The exercise price of an incentive stock option granted under this plan must be equal to or greater than the fair market value of the shares of our common stock on the date the option is granted. The exercise price of a non-qualified option granted under this plan must be equal to or greater than 85% of the fair market value of the shares of our common stock on the date the option is granted. An incentive stock option granted to an optionee owning more than 10% of our voting stock must have an exercise price equal to or greater than 110% of the fair market value of our common stock on the date the option is granted.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the most recent practicable date, and as adjusted to reflect the sale of 1,700,000 units in this offering, by:

•	each person or group of affiliated persons known to be the beneficial owner of more than 5% of our outstanding common stock or our outstanding Class B common stock;

•	each of our directors;

•	our chief executive officer; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed.

Name and Address of Beneficial Owner	Class of Securities Owned	Number of Shares Beneficially Owned		Percentage of the Class Beneficially Owned Before This Offering(1)(2)	Percentage of the Class Beneficially Owned After This Offering(3)(4)
John R. Tuttle 900 Golden Gate Terrace, Suite A Grass Valley, CA 95945	Common	582,830	(5)	51.49%	18.89%

Stephen A. Aanderud 900 Golden Gate Terrace, Suite A Grass Valley, CA 95945	Common	20,000		1.77%	*

J. Peter Lynch 407 Pound Ridge Road South Salem, NY 10590	Common	100,000		8.83%	3.24%

Robert G. Aldrich 900 Golden Gate Terrace, Suite A Grass Valley, CA 95945	Common	6,000	(6)	*	*

Randolph A. Graves, Jr. 900 Golden Gate Terrace, Suite A Grass Valley, CA 95945	Common	6,000	(6)	*	*

Interface, Inc. 100 Chastain Center Blvd., Suite 165 Kenesaw, GA 30144	Class B common stock	29,000		100.00%	100.00%

Eric Cole 5438 Gladewright Drive Centreville, VA 20120	Common	173,334		15.31%	5.62%

Kelly Christopher 900 Golden Gate Terrace, Suite A Grass Valley, CA 95945	Common	582,830	(5)	51.49%	18.89%

All directors and executive officers as a group (five persons)	Common	714,830		63.15%	23.17%

(1)	Common stock ownership is calculated as of December 2, 2003, and is based on 1,132,000 shares of common stock outstanding. Common stock outstanding is calculated as follows: 915,998 shares of common stock outstanding on September 30, 2003, including shares of Class A common stock reclassified into common stock on November 3, 2003, plus a net 216,002 shares of common stock or options to purchase shares of common stock issued from and returned upon forfeiture to the Equity Incentive Plan between September 30, 2003 and December 2, 2003.
(2)	Class B common stock ownership is calculated as of December 2, 2003, and is based on 29,000 shares of Class B common stock outstanding.
(3)	Common stock ownership is calculated based on 3,085,333 shares of common stock outstanding. Common stock outstanding is calculated as follows: 1,132,000 shares of common stock outstanding as of December 2, 2003, calculated as set forth in note (1) above, plus 1,700,000 shares of common stock comprising the common stock portion of the units sold in this offering and 253,333 shares of common stock comprising the common stock portion of the units sold to bridge investors in two recent bridge financings.
(4)	Class B common stock ownership is calculated as of December 2, 2003, and is based on 29,000 shares of Class B common stock outstanding.
(5)	Includes 517,830 shares of common stock held by John R. Tuttle and 65,000 shares of common stock held by his wife, Kelly Christopher.
(6)	Dr. Aldrich and Dr. Graves were each granted a presently exercisable option to purchase up to 6,000 shares of common stock when they joined the Board of Directors in October 2003.

DESCRIPTION OF SECURITIES

Upon completion of the offering, our authorized capital stock will consist of 10,000,000 shares of common stock, of which 150,000 are classified as Class B common stock, and 3,000,000 shares of preferred stock, all with a par value of $0.01 per share. Our Amended and Restated Certificate of Incorporation and Bylaws provide further information about our capital stock.

Units

Each unit consists of one share of common stock, one Class A redeemable public warrant to purchase one share of common stock, and one Class B non-redeemable public warrant to purchase one share of common stock. The common stock and public warrants will trade only as a unit for at least 30 days following this offering. The representative of the underwriters will then determine when the units separate, after which the common stock, the Class A public warrants, and the Class B public warrants will trade separately.

Common Stock

As of September 30, 2003, there were 24 holders of record of our common stock. Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote and may not cumulate their votes. Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

Holders of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock. The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock.

As of September 30, 2003, of the 1,050,000 shares of common stock reserved under our Equity Incentive Plan, 354,500 shares had been awarded as restricted stock grants to one of our current officers and one former officer and 695,500 shares of common stock were available for grants. No shares of common stock were subject to outstanding options to purchase common stock at September 30, 2003. In addition, 58,000 shares of common stock were reserved for conversion of the Class B common stock and 212,664 shares of common stock were reserved for conversion of the Class A common stock. On November 3, 2003 the Class A common stock was reclassified into common stock.

Class B Common Stock

Currently, there are 29,000 shares of Class B common stock outstanding. There is one holder of our Class B common stock. Holders of our Class B common stock have the option to convert Class B common stock into shares of common stock at any time. Class B common stock automatically converts into common stock upon the closing of an underwritten public offering in excess of $10 million, at a per share offering price of no less than $6.25 per share, or upon transfer of the shares to any other person or entity. Upon conversion, each share of Class B common stock is converted into the number of shares determined by dividing $7.00 by the Class B conversion rate, currently $3.50. As of September 30, 2003, each share of Class B common stock is convertible into two shares of common stock. The Class B conversion rate is subject to adjustment as set forth in our Amended and Restated Certificate of Incorporation. Holders of Class B common stock are entitled to vote as a single class with the holders of the common stock on all matters presented to the holders of the common stock for vote.

Holders of Class B common stock are entitled to cast a number of votes equal to the number of shares of common stock into which the shares of Class B common stock held would then be convertible and may not cumulate their votes. Holders of Class B common stock are entitled to receive the same cash dividends as are paid to holders of the common stock, when, as and if declared by the board of directors, in its discretion, from legally available funds. In the event of our liquidation, dissolution or winding up, each outstanding share of Class B common stock shall be treated as the number of shares of common stock into which the Class B common stock is then convertible for purposes of any distribution, and will participate pro rata with the common stock in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

Holders of our Class B common stock have no preemptive or other subscription rights, and there are no redemption provisions applicable to our Class B common stock. The rights of the holders of the Class B common stock are subject to any rights that may be fixed for holders of preferred stock.

Preferred Stock

Our Amended and Restated Certificate of Incorporation provides for the issuance of up to 3,000,000 shares of preferred stock. As of the date of this prospectus, there are no outstanding shares of preferred stock. Subject to certain limitations prescribed by law and the rights and preferences of the preferred stock, our board of directors is authorized, without further stockholder approval, from time-to-time to issue up to an aggregate of 3,000,000 shares of our preferred stock, in one or more additional series. Each new series of preferred stock may have different rights and preferences that may be established by our board of directors.

The rights and preferences of future series of preferred stock may include, without limitation:

•	number of shares to be issued;

•	dividend rights and dividend rates;

•	right to convert the preferred stock into a different type of security;

•	voting rights attributable to the preferred stock;

•	right to receive preferential payments upon a liquidation of the company;

•	right to set aside a certain amount of assets for payments relating to the preferred stock; and

•	prices to be paid upon redemption of the preferred stock.

Class A Public Warrants

General

Each Class A public warrant entitles the holder to purchase one share of our common stock at an exercise price per share of 120% of the initial public offering price of the units. The exercise price is subject to adjustment upon the occurrence of certain events as provided in the Class A public warrant certificate and summarized below. Our Class A public warrants may be exercised at any time during the period commencing 30 days after this offering and ending on the fifth anniversary date of the closing of this offering, which is the expiration date. Those of our Class A public warrants which have not previously been exercised will expire on the expiration date. A Class A public warrant holder will not be deemed to be a holder of the underlying common stock for any purpose until the Class A public warrant has been properly exercised.

Separate transferability

Our common stock, Class A public warrants, and Class B public warrants will trade only as a unit for at least 30 days following this offering. The representative of the underwriters will determine when the units separate, after which the common stock, the Class A public warrants, and the Class B public warrants will each trade separately. The representative intends to separate the units 30 days after this offering absent unforeseen circumstances. We will announce in advance the separation of the units by a press release. Upon separation, unit holders will receive certificates for the common stock, Class A public warrants, and Class B public warrants in exchange for their unit certificates. Unit holders will receive cash in the place of any fractional shares of common stock, fractional Class A public warrants, or fractional Class B public warrants created in connection with the separation of the units. The amount of cash paid for any fractional interest will be equal to the current market value of such fractional interest, which will be the current market value of one whole interest multiplied by the fraction thereof.

Redemption

We have the right to redeem the Class A public warrants issued in this offering at a redemption price of $0.25 per public warrant (subject to adjustment in the event of a stock split, dividend or the like) on 30 days’ notice at any time after the last reported sale price per share of our common stock as reported by the principal exchange or trading facility on which our common stock trades equals or exceeds 170% of the unit price in this offering for five consecutive trading days. We will send the written notice of redemption by registered or certified mail to Class A public warrant holders at their last known addresses appearing on the registration records maintained by the transfer agent for our Class A public warrants. No other form of notice or publication will be required. If we call the Class A public warrants for redemption, they will be exercisable until the close of business on the business day next preceding the specified redemption date.

Exercise

A Class A public warrant holder may exercise the Class A public warrants only if an appropriate registration statement is then in effect with the Securities and Exchange Commission and if the shares of common stock underlying our Class A public warrants are qualified for sale under the securities laws of the state in which the holder resides.

Our Class A public warrants may be exercised by delivering to our transfer agent the applicable Class A public warrant certificate on or prior to the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of Class A public warrants being exercised. Class A public warrants may only be exercised to purchase whole shares. Class A public warrant holders will receive cash equal to the current market value of any fractional interest, which will be the value of one whole interest multiplied by the fraction thereof, in the place of fractional Class A public warrants that remain after exercise if they would then hold Class A public warrants to purchase less than one whole share. Fractional shares will not be issued upon exercise of our Class A public warrants.

Adjustments of exercise price

The exercise price of our Class A public warrants is subject to adjustment if we declare any stock dividend to stockholders or effect any split or reverse split with respect to our common stock. Therefore, if we effect any stock split or reverse split with respect to our common stock, the exercise price in effect immediately prior to such stock split or reverse split will be proportionately reduced or increased, respectively. Any adjustment of the exercise price will also result in an adjustment of the number of shares purchasable upon exercise of a Class A public warrant or, if we elect, an adjustment of the number of Class A public warrants outstanding.

The exercise price is also subject to adjustment in the event of a capital reorganization or reclassification of the common stock, or in the event we consolidate with, or merge into, or sell our property to another corporation (other than a consolidation or merger that does not result in any reclassification or change of the outstanding common stock). Therefore, if we effect any capital reorganization or reclassification, consolidation, merger, or sale, the exercise price in effect immediately prior to that event will be proportionately reduced or increased, respectively. Any adjustment of the exercise price will also result in an adjustment of the number or kind of securities or property purchasable upon exercise of a Class A public warrant or, if we elect, an adjustment of the number of Class A public warrants.

Class B Public Warrants

General

Each Class B public warrant entitles the holder to purchase one share of our common stock at an exercise price per share of 200% of the initial public offering price of the units. The exercise price is subject to adjustment upon the occurrence of certain events as provided in the Class B public warrant certificate and summarized below. Our Class B public warrants may be exercised at any time during the period commencing 30 days after this offering and ending on the fifth anniversary date of the closing of this offering, which is the expiration date. Those of our Class B public warrants which have not previously been exercised will expire on the expiration date. A Class B public warrant holder will not be deemed to be a holder of the underlying common stock for any purpose until the Class B public warrant has been properly exercised.

Separate transferability

Our common stock, Class A public warrants, and Class B public warrants will trade only as a unit for at least 30 days following this offering. The representative of the underwriters will determine when the units separate, after which the common stock, the Class A public warrants, and the Class B public warrants will each trade separately. The representative intends to separate the units 30 days after this offering absent unforeseen circumstances. We will announce in advance the separation of the units by a press release. Upon separation, unit holders will receive certificates for the common stock, Class A public warrants, and Class B public warrants in exchange for their unit certificates. Unit holders will receive cash in the place of any fractional shares of common stock, fractional Class A public warrants, or fractional Class B public warrants created in connection with the separation of the units. The amount of cash paid for any fractional interest will be equal to the current market value of such fractional interest, which will be the current market value of one whole interest multiplied by the fraction thereof.

Redemption

We have no right to redeem the Class B public warrants issued in this offering.

Exercise

A Class B public warrant holder may exercise our Class B public warrants only if an appropriate registration statement is then in effect with the Securities and Exchange Commission and if the shares of common stock underlying our Class B public warrants are qualified for sale under the securities laws of the state in which the holder resides.

Our Class B public warrants may be exercised by delivering to our transfer agent the applicable Class B public warrant certificate on or prior to the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of Class B public warrants being exercised. Class B public warrants may only be exercised to purchase whole shares. Class B public warrant holders will receive cash equal to the current market value of any fractional interest, which will be the value of one whole interest multiplied by the fraction thereof, in the place of fractional Class B public warrants that remain after exercise if they would then hold Class B public warrants to purchase less than one whole share. Fractional shares will not be issued upon exercise of our Class B public warrants.

Adjustments of exercise price

The exercise price of our Class B public warrants is subject to adjustment if we declare any stock dividend to stockholders or effect any split or reverse split with respect to our common stock. Therefore, if we effect any stock split or reverse split with respect to our common stock, the exercise price in effect immediately prior to such stock split or reverse split will be proportionately reduced or increased, respectively. Any adjustment of the exercise price will also result in an adjustment of the number of shares purchasable upon exercise of a Class B public warrant or, if we elect, an adjustment of the number of Class B public warrants outstanding.

The exercise price is also subject to adjustment in the event of a capital reorganization or reclassification of the common stock, or in the event we consolidate with, or merge into, or sell our property to another corporation (other than a consolidation or merger that does not result in any reclassification or change of the outstanding common stock). Therefore, if we effect any capital reorganization or reclassification, consolidation, merger, or sale, the exercise price in effect immediately prior to that event will be proportionately reduced or increased, respectively. Any adjustment of the exercise price will also result in an adjustment of the number or kind of securities or property purchasable upon exercise of a Class B public warrant or, if we elect, an adjustment of the number of Class B public warrants.

Registration Rights

Other than the registration rights granted to bridge investors which are being satisfied in connection with this offering and registration rights granted with respect to the representative’s warrants, we have not granted any registration rights.

Representative’s Warrants

In connection with this offering, we have granted Paulson Investment Company, Inc., representative of the underwriters of this offering, representative’s warrants to purchase units consisting of one share of common stock, one Class A public warrant, and one Class B public warrant at 120% of the initial public offering price of the units. These representative’s warrants may be exercised commencing on the first anniversary of this offering. These representative’s warrants, as well as the shares of common stock and the Class A and Class B public warrants included in the units issuable upon exercise of the representative’s warrants, are being registered on the registration statement of which this prospectus is a part. The common stock and the Class A and Class B public warrants issued to the representative upon exercise of the representative’s warrants will be freely tradeable. We will bear all expenses incurred in connection with the registration of the shares of common stock and warrants included in the units issuable upon the exercise of the representative’s warrants.

The exercise price of the representative’s warrants is subject to adjustment if we declare any stock dividend to stockholders or effect any split or reverse split with respect to our common stock. Therefore, if we effect any stock split or reverse split with respect to our common stock, the exercise price in effect immediately prior to such stock split or reverse split will be proportionately reduced or increased, respectively.

The exercise price of the representative’s warrants is also subject to adjustment in the event of any change in the common stock through merger, consolidation, reclassification, reorganization, partial or complete liquidation, purchase of substantially all our assets, or other change in our capital structure. Therefore, if we effect any of these changes, the exercise price in effect immediately prior to that event will be proportionately reduced or increased, respectively. Any adjustment of the exercise price will also result in an adjustment of the number or kind of securities or property purchasable upon exercise of the representative’s warrants.

Transfer Agent and Public Warrant Agent

The transfer agent for our units, common stock, Class A public warrants and Class B public warrants is U.S. Stock Transfer Corporation, Glendale, California.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a

“business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder; unless:

•	Prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an “Interested Stockholder,” did own, 15% or more of the corporation’s voting stock.

In addition, our authorized but unissued shares of common stock and preferred stock are available for our board to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or other transaction. Our authorized but unissued shares may be used to delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The board of directors is also authorized to adopt, amend or repeal our bylaws which could delay, defer or prevent a change in control.

SHARES ELIGIBLE FOR FUTURE SALE

This Offering

Upon completion of the offering, we expect to have 2,927,331 shares of common stock outstanding, assuming conversion of 29,000 shares of Class B common stock into 58,000 shares of common stock, but not including activity affecting the Equity Incentive Plan after September 30, 2003. This number assumes no exercise of the representative’s over-allotment option, the Class A public warrants, the Class B public warrants or the representative’s warrants. We expect to have 3,182,331 shares of common stock outstanding if the representative’s over-allotment is exercised in full. Of these shares, the 1,953,333 shares of common stock issued as part of the units sold in this offering and to bridge investors (2,208,333 shares if the representative’s over-allotment is exercised in full) will be freely tradeable without restrictions or further registration under the Securities Act of 1933, except that any shares purchased by our “affiliates,” as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 under the Securities Act. The 1,953,333 shares of common stock underlying the Class A and Class B public warrants issued as part of the units sold in this offering and to bridge investors (2,208,333 shares if the representative’s over-allotment is exercised in full) will also be freely tradeable after exercise of the warrants, except for shares held by our affiliates.

Outstanding Restricted Stock

The remaining 973,998 outstanding shares of common stock will be restricted securities within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption from registration offered by Rule 144. Holders of 798,414 of our outstanding restricted shares of common stock (but no shares of Class B common stock) have agreed not to sell or otherwise dispose of any of their shares of common stock for a period of one year after completion of this offering, without the prior written consent of Paulson Investment Company, Inc., the representative of the underwriters, subject to certain limited exceptions. The balance of such shares of common stock held by existing stockholders will be eligible for sale subject to the requirements of Rule 144. After the expiration of the lock-up period, or earlier with the prior written consent of Paulson Investment Company, Inc., all of the outstanding restricted shares subject to the lock-up may be sold in the public market pursuant to Rule 144.

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our affiliate, may sell within any three-month period a number of shares of common stock that does not exceed a specified maximum number of shares. This maximum is equal to the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the sale. Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and availability of current public information about us. In addition, under Rule 144(k) of the Securities Act, a person who is not our affiliate, has not been an affiliate of ours within three months prior to the sale and has beneficially owned shares for at least two years would be entitled to sell such shares immediately without regard to volume limitations, manner of sale provisions, notice or other requirements of Rule 144.

Preferred stock

As of September 30, 2003, we had no shares of preferred stock outstanding.

Options and Warrants

As of September 30, 2003, we had no options or warrants outstanding.

Representative’s Warrants

In connection with this offering, we have agreed to issue to the representative of the underwriters warrants to purchase 170,000 units. The representative’s warrants will be exercisable for units at any time during the four-year period commencing one year after the effective date of this offering. We will cause the registration statement to remain effective until the earlier of the time that all of the representative’s warrants have been exercised and the date which is five years after the effective date of the offering. The common stock and Class A and Class B public warrants issued to the representative upon exercise of these representative’s warrants will be freely tradeable.

UNDERWRITING

The underwriters named below have entered into an underwriting agreement with respect to the units being offered in connection with this offering. In connection with this offering and subject to certain conditions, the underwriter named below has agreed to purchase, and we have agreed to sell, 1,700,000 units at the price set forth on the cover page of this prospectus, each unit consisting of one share of common stock, one Class A public warrant to purchase one share of common stock and one Class B public warrant to purchase one share of common stock, in accordance with the following table:

Underwriter	Number of Units
Paulson Investment Company, Inc.
I-Bankers Securities Incorporated

Total	1,700,000

Nature of Underwriting Commitment. This underwriting agreement provides that the underwriters are committed to purchase the 1,700,000 units offered by this prospectus if any units are purchased. This commitment does not apply to 255,000 units subject to the over-allotment option granted by us to the underwriters to purchase additional units in this offering.

Conduct of the Offering. We have been advised by Paulson Investment Company, Inc. that the underwriters propose to offer the units to be sold in this offering directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers at that price less a concession of not more than             per share. The underwriters may allow, and those dealers may reallow, a concession not in excess of                  per share to certain other dealers. After the shares are released for sale to the public, the underwriters may change the offering price and other selling terms from time to time. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The initial public offering price of the units will be determined by negotiations between us and Paulson Investment Company, Inc., the representative of the underwriters.

The underwriters have informed us that they will not confirm sales of units offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Over-allotment Option. We have granted the underwriters an option, expiring 45 days after the date of this prospectus, to purchase up to 255,000 additional units from us on the same terms as set forth in this prospectus with respect to the 1,700,000 units. The underwriters may exercise this option, in whole or in part, only to cover over-allotments, if any, in the sale of the units offered by this prospectus.

Offering Discounts. The following table shows the per unit and total underwriting discounts to be paid by us to the underwriters. These amounts are shown assuming no exercise and full exercise, respectively, of the underwriters’ over-allotment option described above:

	Per Unit	Total without Over-Allotment Option	Total with Over-Allotment Option
Total underwriting discount to be paid by us	$	$	$

Expense Allowance. We have agreed to pay to Paulson Investment Company, Inc. a non-accountable expense allowance equal to three percent of the aggregate public offering price of the units sold by us in this offering (including units sold on exercise of the underwriters’ over-allotment option).

Representative’s Warrants. On completion of this offering, we will issue to the representative of the underwriters warrants to purchase from us up to 170,000 units, for a price of per unit equal to 120% of the initial offering price of the units. These warrants are exercisable during the four-year period beginning one year from the date of this prospectus. These warrants cannot be sold, transferred, assigned, pledged or hypothecated by any person for a period of one year following the effective date of the offering, except to any NASD member participating in the offering, to the representative’s bona fide officers, by operation of law or if the representative is reorganized.

The holder of these warrants will have, in that capacity, no voting, dividend or other shareholder rights. Any profit realized on the sale of the units issuable upon exercise of these warrants may be deemed to be additional underwriting compensation. The securities underlying these warrants are being registered pursuant to the registration statement of which this prospectus is a part. During the term of these warrants, the holder thereof is given the opportunity to profit from a rise in the market price of our common stock. We may find it more difficult to raise additional equity capital while these warrants are outstanding. At any time at which these warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

Indemnification. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Lock-up Agreements. Our officers, directors and certain of our stockholders have agreed that for a period of one year from the date this registration statement becomes effective that they will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities of that are substantially similar to our common stock, or any securities convertible into or exercisable or exchangeable for common stock, without the prior consent of Paulson Investment Company, Inc., as the representative of the underwriters. Paulson Investment Company, Inc. may consent to an early release from the one-year lock-up period. Currently, there are no agreements by Paulson to release any of the securities from the lock-up agreements.

Stabilization and Other Transactions. The rules of the SEC generally prohibit the underwriters from trading in our securities on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our securities to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

•	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•	Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our units than it purchases from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above or may engage in syndicate covering transaction. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of units sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•	Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

•	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by the underwriter was later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the Nasdaq SmallCap Market or otherwise.

Determination of offering price

Before this offering, there has been no public market for the units and the common stock and public warrants contained in the units. Accordingly, the initial public offering price of the units offered by this prospectus and the exercise price of the public warrants were determined by negotiation between us and the underwriters. Among the factors considered in determining the initial public offering price of the units and the exercise price of the public warrants were:

•	our history and our prospects;

•	the industry in which we operate;

•	the status and development prospects for our proposed products and services;

•	our past and present operating results;

•	the previous experience of our executive officers; and

•	the general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the units. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the units, or the common stock and public warrants contained in the units, can be resold at or above the initial public offering price.

Expenses. The following table sets forth an itemization of all expenses we will pay in connection with the issuance and distribution of the securities being registered. Except for the SEC registration fee and NASD filing fee, the amounts listed below are estimates:

Nature of Expense	Amount
SEC registration fee	$4,740
Underwriters’ non-accountable expense allowance	255,000
NASD filing fee	6,357
Nasdaq SmallCap listing fee	25,000
Accounting fees and expenses	40,000
Legal fees and expenses	200,000
Printing and related expenses	55,000
Blue Sky fees and expenses	70,000
Transfer agent fees and expenses	1,500
Travel	50,000
Miscellaneous expenses	52,403

Total	$760,000

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Tonkon Torp LLP, Portland, Oregon. Holland & Knight LLP, Portland, Oregon will pass upon certain matters for the underwriters named in this prospectus in connection with this offering.

EXPERTS

Hein + Associates LLP, independent auditors, have audited our financial statements as of and for the years ended December 31, 2002 and 2001 as set forth in their report. We have included these financial statements in the prospectus in reliance on Hein + Associates LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

In connection with the units offered by this prospectus, we have filed a registration statement on Form SB-2 under the Securities Act of 1933 with the SEC. This prospectus, filed as part of the registration statement, does not contain all of the information included in the registration statement and the accompanying exhibits and schedules. For further information with respect to our units, shares and warrants, and us, you should refer to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete, and you should refer to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the actual contents of the contract or other document referred to. You may inspect a copy of the registration statement and the accompanying exhibits and schedules without charge at the Securities and Exchange Commission’s public reference facilities, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and you may obtain copies of all or any part of the registration statement from those offices for a fee. You may obtain information on the operation of the public reference facilities by calling the Securities and Exchange Commission at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the site is http://www.sec.gov.

We intend to furnish our shareholders with annual reports containing financial statements audited by our independent auditors.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PAGE
Independent Auditor’s Report	F-2

Consolidated Balance Sheets – September 30, 2003 (unaudited) and December 31, 2002	F-3

Consolidated Statements of Operations – For the Nine Months Ended September 30, 2003 and 2002 (unaudited) and for the Years Ended December 31, 2002 and 2001	F-4

Consolidated Statements of Changes in Stockholders’ Deficit – For the Years Ended December 31, 2002 and 2001 and for the Nine Months Ended September 30, 2003 (unaudited)	F-5

Consolidated Statements of Cash Flows – For the Nine Months Ended September 30, 2003 and 2002 (unaudited) and for the Years Ended December 31, 2002 and 2001	F-6

Notes to Consolidated Financial Statements	F-7

INDEPENDENT AUDITOR’S REPORT

Board of Directors

DayStar Technologies, Inc.

Grass Valley, CA

We have audited the accompanying consolidated balance sheet of DayStar Technologies, Inc. and Subsidiaries as of December 31, 2002, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DayStar Technologies, Inc. and Subsidiaries as of December 31, 2002 and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HEIN + ASSOCIATES LLP

Denver, Colorado

September 23, 2003

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30, 2003	December 31, 2002
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$254,066	$4,265
Accounts receivable	3,360	153,899
Prepaid expense and other	10,400	—

Total current assets	267,826	158,164

PLANT AND EQUIPMENT, at cost,	255,715	170,594
Less accumulated depreciation and amortization	(84,987)	(20,368)

Net plant and equipment	170,728	150,226

OTHER ASSETS
Deferred financing costs	60,000	—
Deferred offering costs	70,000	—
Patents (net of amortization of $13,238 (unaudited) and $10,590)	39,712	42,360
Security deposits	8,262	7,638

Total other assets	177,974	49,998

TOTAL ASSETS	$616,528	$358,388

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$121,708	$152,682
Wages payable	247,436	234,755
Capital lease obligations, current portion	37,523	18,748
Accrued expenses	16,470	6,890
Notes to related parties	—	40,000
Deferred revenue	10,063	—

Total current liabilities	433,200	453,075

LONG-TERM LIABILITIES:
Capital lease obligations	177,736	108,515
Equity unit subscription	600,000	—
Deferred revenue	18,374	—

Total long-term liabilities	796,110	108,515

COMMITMENTS AND CONTINGENCIES (Notes 3, 7 and 8)

STOCKHOLDERS’ DEFICIT:
Preferred stock, $.01 par value, 3,000,000 shares authorized; convertible to common stock; 0 shares issued and outstanding	—	—
Common stock, $.01 par value; 9,850,000 shares authorized; 703,334 (unaudited) and 395,834 shares issued and outstanding	7,033	3,958
Common stock Class A, $.01 par value; 250,000 shares authorized convertible to common stock, 106,332 (unaudited) and 106,332 shares issued and outstanding	1,063	1,063
Common stock Class B, $.01 par value; 150,000 shares authorized convertible to common stock, 29,000 (unaudited) and 29,000 shares issued and outstanding	290	290
Additional paid-in capital	2,310,677	1,083,752
Stockholder receivable	—	(188,000)
Deferred stock compensation	(1,018,000)	—
Accumulated deficit	(1,913,845)	(1,104,265)

Total stockholders’ deficit	(612,782)	(203,202)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$616,528	$358,388

See accompanying notes to these consolidated financial statements.

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2003	2002	2002	2001
	(unaudited)
NET REVENUES:
Product revenues	$72,308	$20,577	$71,325	$—
Research revenues	—	343,917	484,784	102,066

Total revenues	72,308	364,494	556,109	102,066

COST OF REVENUES:
Cost of product revenues	68,918	20,083	75,834	—
Cost of research revenues	—	335,375	515,226	119,381

Total cost of revenues	68,918	355,458	591,060	119,381

GROSS PROFIT	3,390	9,036	(34,951)	(17,315)

OPERATING EXPENSES:
Selling, general and administrative	165,297	107,045	135,291	65,018
Research and development	151,086	6,672	6,968	22,252
Stock based compensation	400,000	—	—	—
Depreciation and amortization	67,266	3,775	15,978	4,246

Total operating expenses	783,649	117,492	158,237	91,516

OTHER INCOME (EXPENSE):
Interest expense	(31,669)	(7,969)	(15,828)	(12,360)
Factor fees	(4,325)	(5,639)	(7,503)	—
Other income (expense)	6,673	—	—	—

Total other income (expense)	(29,321)	(13,608)	(23,331)	(12,360)

NET LOSS	$(809,580)	$(122,064)	$(216,519)	$(121,191)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (BASIC AND DILUTED)	666,498	637,008	646,508	637,008

NET LOSS PER SHARE:
(Basic and diluted)	$(1.21)	$(0.19)	$(0.33)	$(0.19)

See accompanying notes to these consolidated financial statements.

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 (unaudited)

	Preferred Stock		Common Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Stockholder Receivable	Deferred Stock Based Compensation	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
BALANCES, January 1, 2001	5,250	$42,000	182,000	$1,820	192,999	$1,930	29,000	$290	$742,880	$(188,000)	$—	$(766,555)	$(165,635)
Conversion of preferred stock	(5,250)	(42,000)	10,500	105	—	—	—	—	41,895	—	—	—	—
Conversion of Class A stock	—	—	173,334	1,733	(86,667)	(867)	—	—	(866)	—	—	—	—
Stock issued to employees for services	—	—	6,000	60	—	—	—	—	23,940	—	—	—	24,000
Forgiveness of officer wages	—	—	—	—	—	—	—	—	86,362	—	—	—	86,362
Net loss	—	—	—	—	—	—	—	—	—	—	—	(121,191)	(121,191)

BALANCES, December 31, 2001	—	—	371,834	3,718	106,332	1,063	29,000	290	894,211	(188,000)	—	(887,746)	(176,464)
Issuance of shares in private placement	—	—	24,000	240	—	—	—	—	149,760	—	—	—	150,000
Forgiveness of officer wages	—	—	—	—	—	—	—	—	39,781	—	—	—	39,781
Net loss	—	—	—	—	—	—	—	—	—	—	—	(216,519)	(216,519)

BALANCES, December 31, 2002	—	—	395,834	3,958	106,332	1,063	29,000	290	1,083,752	(188,000)	—	(1,104,265)	(203,202)
Cancellation of shares and related receivable (unaudited)	—	—	(47,000)	(470)	—	—	—	—	(187,530)	188,000	—	—	—
Stock issued to employees for services (unaudited)	—	—	354,500	3,545	—	—	—	—	1,414,455	—	(1,018,000)	—	400,000
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	(809,580)	(809,580)

BALANCES, September 30, 2003 (unaudited)	—	$—	703,334	$7,033	106,332	$1,063	29,000	$290	$2,310,677	$—	$(1,018,000)	$(1,913,845)	$(612,782)

See accompanying notes to these consolidated financial statements.

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2003	2002	2002	2001
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(809,580)	$(122,064)	$(216,519)	$(121,191)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	67,266	3,775	15,978	4,246
Stock issued for compensation	400,000	—	—	24,000
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	150,539	5,452	(50,062)	(29,736)
Prepaid expenses and other	(11,024)	(38,884)	(7,638)	156
Increase (decrease) in:
Accounts payable	(30,974)	136,798	120,993	13,786
Accrued expenses	22,261	8,722	45,341	86,123
Deferred revenue	—	—	(39,990)	39,990

Net cash provided by (used in) operating activities	(211,512)	(6,201)	(131,897)	17,374

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(1,120)	(14,043)	(30,814)	(2,045)

Net cash used in investing activities	(1,120)	(14,043)	(30,814)	(2,045)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on notes to related parties	(40,000)	—	—	—
Proceeds from sale of stock	—	—	150,000	—
Proceeds from equity unit subscription	600,000	—	—	—
Borrowings on capital leases	68,301	—	—	—
Payments on capital leases	(35,868)	—	(3,268)	—
Cost of financing	(60,000)	—	—	—
Cost of offering	(70,000)	—	—	—

Net cash provided by financing activities	462,433	—	146,732	—

INCREASE (DECREASE) IN CASH	249,801	(20,244)	(15,979)	15,329
CASH, at beginning of year	4,265	20,244	20,244	4,915

CASH, at end of year	$254,066	$—	$4,265	$20,244

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$31,669	$7,969	$15,828	$12,360

Cash paid for income taxes	$—	$—	$—	$—

NON-CASH TRANSACTIONS:
Wages forgiven by principals and recorded as contributed capital	$—	$—	$39,781	$86,362

Equipment lease financing	$47,996	$26,556	$127,263	$—

Rescission of shares and related receivable	$188,000	$—	$—	$—

Deferred stock compensation	$1,018,000	$—	$—	$—

Exchange of Class A common stock and preferred stock for common stock	$—	$—	$—	$42,867

See accompanying notes to these consolidated financial statements.

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information subsequent to December 31, 2002 is unaudited.)

1. PRINCIPLES OF CONSOLIDATED, ORGANIZATION AND NATURE OF OPERATIONS:

The accompanying financial statements include the accounts of DayStar Technologies, Inc. and DayStar Solar, LLC (formally International Energy Trading, LLC), a wholly-owned subsidiary of DayStar Technologies, Inc. All significant intercompany transactions have been eliminated in consolidation.

DayStar Technologies, Inc. (the “Company”) was formed in 1997 for the purpose of researching, developing and marketing innovative products to the renewable energy photovoltaic industry. From its inception to present, the Company has focused primarily on concentrator photovoltaic and thin-film solar cells. The principal source of revenue for the Company has been revenue from government funded research and development contracts.

International Energy Trading, LLC (“IET”) was formed in 2001 to manufacture and sell thin-film photovoltaic products developed and patented by DayStar Technologies, Inc. IET has been a dormant subsidiary until 2003 at which time the name was formally changed to DayStar Solar, LLC and the company commenced selling and installing solar energy systems.

2. SIGNIFICANT ACCOUNTING POLICIES:

Cash and Cash Equivalents – The Company considers all highly liquid debt securities purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Credit Policies – Accounts receivables consist of uncollateralized customer obligations due under normal trade terms. Payments on trade receivables are applied to the earliest unpaid invoices. Management reviews trade receivables periodically and reduces the carrying amount by a valuation allowance that reflects management’s best estimate of the amount that may not be collectible. No provision for uncollectible accounts was deemed necessary at September 30, 2003 and December 31, 2002. The Company recorded no bad debt expense during the nine months ended September 30, 2003 and the year ended December 31, 2002 for trade receivables.

Plant and Equipment – Property and equipment is stated at cost. Depreciation is computed principally using an accelerated method over 5 years. Expenditures for maintenance and repairs, which do not materially extend the useful lives of property and equipment, are charged to operations as incurred. When property or equipment is retired or otherwise disposed of, the property accounts are relieved of costs and accumulated depreciation and any resulting gain or loss is credited or charged to income.

Patent Costs – The Company has various patents for technology developed within the company and secured from third parties. Costs for patents purchased from third parties, including legal fees, are capitalized and amortized over 15 years.

Revenue Recognition – The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), as amended by SAB 101A and 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

Substantially all of the Company’s revenues are from cost-plus-fee and fixed fee contracts with various agencies of the United States Government (the “Government”). Revenues from cost-plus-fee contracts are recognized on the basis of costs incurred during the period plus the fee earned. Revenues from fixed-price

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to December 31, 2002 is unaudited.)

contracts are recognized on the percentage-of-completion method. The percentage-of-completion is measured by the total costs incurred to date to estimated total costs for each contract. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Because of inherent uncertainties in estimating costs, it is reasonably possible that the estimates used will change within the near term.

Costs on contracts with the government (including allocable indirect costs) are subject to audit and adjustment by negotiations between the Company and Government representatives. Costs submitted for reimbursement are subject to Government audits for compliance with government cost accounting standards, federal acquisitions regulations and other contract terms. Management does not believe the results of the Government audits and subsequent negotiations will have a material effect on the accompanying financial statements.

Direct costs of contracts include all direct labor, supplies, and equipment costs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

At the time a loss on a contract becomes known, the entire amount of the estimated loss on both short and long- term contracts is accrued.

Product revenues are recognized once installation is complete and collectibility is reasonably assured.

Income Taxes – The Company follows Financial Accounting Standard (FAS) 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax (benefit) expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates – The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Significant estimates include the life and realization of the Company’s capitalized costs associated with its patents and the fair value of stock. Due to lack of capital to adequately market its product, the lack of a market for the Company’s stock, and other uncertainties it is reasonably possible these estimates could materially change in the next year.

Stock-Based Compensation – The Company accounts for stock-based compensation for employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock, stock options or other similar instruments, granted to employees is measured as the excess, if any, of the quoted market price of the Company’s common stock at the measurement date (generally, the date of grant) over the amount an employee must pay to acquire the stock.

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to December 31, 2002 is unaudited.)

The Company accounts for stock-based compensation for non-employees under Accounting for Stock-Based Compensation (SFAS No. 123). SFAS No. 123 requires that options, warrants, and similar instruments which are granted to non-employees for goods and services be recorded at fair value on the grant date. Fair value is generally determined under an option pricing model using the criteria set forth in SFAS No. 123. The Company is subject to the pro forma disclosure requirements for stock-based compensation for employees.

Loss Per Share – Loss per share is presented in accordance with the provisions of SFAS No. 128, Earnings Per Share. Basic EPS is calculated by dividing the income or loss available to common stockholders by the weighted number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Basic and diluted EPS were the same for the years ended December 31, 2002 and 2001 because there were no dilutive securities outstanding.

Impairment of Long-Lived Assets – In the event that facts and circumstances indicate that the cost of assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a write-down to market value or discounted cash flow value is required.

Research and Development Costs – Research and development costs are expensed as incurred.

Fair Value of Financial Instruments – The estimated fair values for financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The carrying amounts of the accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short-term maturities of these instruments. The fair value capital lease obligations approximate fair value due to the proximity to the inception date.

Impact of Recently Issued Accounting Pronouncements – In April 2003, the FASB issued Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The changes in this Statement require that contracts with comparable characteristics be accounted for similarly. In particular, this Statement (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of Statement 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and (4) amends certain other existing pronouncements. This accounting pronouncement is not expected to have a significant impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 requires an issuer to classify the following instruments as liabilities (or assets in some circumstances) (1) a financial instrument issued in the form of shares that is mandatorily redeemable—that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to December 31, 2002 is unaudited.)

determinable date (or dates) or upon an event that is certain to occur (2) a financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer’s equity shares that is to be physically settled or net cash settled) (3) a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following: (a) a fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer’s equity shares (b) variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares (b) variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option that could be net share settled. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. The Company has adopted the new SFAS 150 disclosure requirements in these financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. This accounting pronouncement is not expected to have a significant impact on the Company’s financial position or results of operations.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin (ARB) 51. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (‘variable interest entities’ or ‘VIE’) by clarifying the application of ARB No. 51, ‘Consolidated Financial Statements’ to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the ‘primary beneficiary’) should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. This accounting pronouncement is not expected to have a significant impact on the Company’s financial position or results of operations.

Unaudited Information – The accompanying interim financial information as of September 30, 2003 and the nine months ended September 30, 2003 and 2002 were taken from the Company’s books and records without audit. However, in the opinion of management, such information includes all adjustments (consisting only of normal recurring accruals), which are necessary to properly reflect the financial position of the Company as of September 30, 2003 and the results of operations for the nine months ended September 30, 2003 and 2002.

3. CONTINUED OPERATIONS:

At September 30, 2003 and December 31, 2002, the Company had a working capital deficit of approximately $165,374 and $294,911 and had a stockholders’ deficit of $612,782 and $203,202, respectively.

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to December 31, 2002 is unaudited.)

These factors indicate substantial doubt that the Company will be able to continue operations as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue operations. The Company has taken the following steps to improve its operations:

The Company has adopted a plan for the development of a large volume, continuous flow, roll-to-roll manufacturing process of thin-film solar cells. The Company has completed a bridge financing (see Note 8) and undertaken a public offering to partially fund the plan. There is no assurance that this offering will be completed. Successful completion of the plan contemplates additional financing needs in excess of the public offering. It is expected that future government contracts and proceeds from sales of solar cells will contribute to meeting future working capital needs.

4. PLANT AND EQUIPMENT:

Plant and equipment is summarized as follows:

	September 30, 2003	December 31, 2002
	(unaudited)
Machinery and equipment	$242,858	$158,858
Office furniture and equipment	12,857	11,736

	255,715	170,594
Less accumulated depreciation and amortization	(84,987)	(20,368)

Plant and equipment, net	$170,728	$150,226

Depreciation and amortization expense of property, plant and equipment for the nine months ended September 30, 2003 and 2002 and for the years ended December 31, 2002 and 2001 was $64,619, $1,127, $12,448 and $716 respectively.

5. PATENTS:

The Company has entered into various agreements which assigned intellectual property rights to the Company (see Note 8). Patent amortization expense for the nine months ended September 30, 2003 and 2002 and for the years ended December 31, 2002 and 2001 was $2,648, $2,648, $3,530 and $3,530 respectively. The Company evaluates the realizability of its patents based on estimated cash flows to be generated from such assets. To the extent impairment is identified, the Company will recognize a write-down of the related assets. To date, no impairment has been identified.

6. RELATED PARTY TRANSACTIONS:

At December 31, 2002 the Company had a non-interest bearing promissory note of $10,000 due to an Officer and Director of the Company. As of September 30, 2003 this liability has been paid in full. There was no collateral pledged against this obligation.

The Company has recorded a wages payable for the amount of $188,000 for wages owed to officers of the Company for services performed from January 1997 through December 2000.

See Notes 8 and 10 for additional related party transaction.

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to December 31, 2002 is unaudited.)

7. COMMITMENTS AND CONTINGENCIES:

Operating Leases – The Company leases office space in Golden, Colorado and Grass Valley, California for approximately $400 and $2,205 per month respectively. The Colorado lease is month-to-month. The California lease is a three-year lease that commenced August 1, 2002. As of September 30, 2003 the Company had a five-year operating lease on office equipment at a lease rate of $161 per month.

Rent expense for the nine months ended September 30, 2003 and 2002 and for the years ending December 31, 2002 and 2001 was $28,169; $7,470; $15,892 and $5,160 respectively.

Future minimum lease payments under operating leases are as follows:

Years Ending December 31,	Amount
2003	$29,127
2004	30,891
2005	19,425

Total	$79,443

Capital Lease Obligations – The Company leases certain equipment under agreements classified as capital leases. Equipment under these leases has a net cost of $185,887 and $149,516 at September 30, 2003 and December 31, 2002, respectively. Amortization expense for capital leases for the nine months ended September 30, 2003 and 2002 and for the years ending December 31, 2002 and 2001 was $47,629; $0; $7,947 and $0 respectively.

Future minimum lease payments under capital leases as of December 31, 2002 are as follows:

Year	Amount
2003	$39,048
2004	39,048
2005	39,048
2006	39,048
2007	31,100

Total future minimum lease payments	187,292
Less amount representing interest	(60,029)

Present value of net minimum lease payments	127,263
Less current portion	(18,748)

Total	$108,515

Employment Agreements – Subsequent to September 30, 2003 the Company has entered into employment agreements with three executive officers of the Company. The term of these agreements vary from one to three years. Under the agreements the executive is entitled to participate in an annual bonus and long-term incentive award program, if and when such program is adopted be the Board of Directors. The agreement with the President of the Company allows for an incentive salary equal to 10% of profits, as defined, up to two times his base salary. Minimum commitments under these agreements are $48,000, $265,000, $150,000 and $125,000 for each of the years ended December 31, 2003 through 2006, respectively.

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to December 31, 2002 is unaudited.)

Threatened Claims – The Company is subject to various claims that arise in the ordinary course of business. In September 2003, the Company received a letter from a shareholder and former officer and director of the Company claiming that she is entitled to unpaid wages, and fees plus interest in the approximate amount of $40,000. In October 2003, it received a letter from an attorney representing a former director of the Company claiming that the former director is entitled to receive stock, and to receive past compensation and other damages from the Company in an amount exceeding $1.5 million. Either claimant may pursue such claims through litigation. Based upon the information that is currently available, management does not believe that the various claims in the aggregate will materially affect the Company’s financial condition or results of operations.

8. DEBT:

In 1998, the Company purchased certain patent rights from a stockholder for a $30,000 note payable and ongoing royalty payments equal to (i) 20% of the first $1,000,000 of gross royalties collected by the Company for licenses granted under the patent rights, 15% of the second $1,000,000 of such gross royalties, and 10% of any remaining gross royalties, and (ii) 2% of the gross revenues collected from any and all products produced and sold by the Company under the patent. The Company paid the $30,000 note during the nine months ended September 30, 2003.

In September 2003 the Company received $600,000 through a Subscription Agreement for the purchase of units comprised of one share of the Company’s stock and one warrant. Subsequent to September 30, 2003, the Company received an additional $160,000 through a subsequent Subscription Agreement for the purchase of units of one share of the Company’s stock and one warrant. The number of units to be issued is calculated based upon 60% of the final offering price in an anticipated public offering by the Company. In the event that the anticipated public offering is not successful by March 2004, the subscribers retain the right to convert their subscription into common stock of the Company at its fair value or a two-year promissory note with interest at 10%. The Company has recorded the units sold as Equity Unit Subscription in the liability section of the Company’s financial statements. In the event the Company completes its public offering, the 40% difference between the value of the shares received in the conversion (or $400,000 based on the $600,000 liability at September 30, 2003) will be recorded as additional interest expense in the period the offering closes.

9. FINANCING OF RECEIVABLES:

In June 2002 and February 2003, the Company entered into arrangements with a finance company to finance a portion of its customer accounts receivable. At September 30, 2003 and December 31, 2002, the Company had no outstanding financed receivables.

10. STOCKHOLDERS’ EQUITY:

Preferred Stock – The Company has authorized 150,000 shares of preferred stock. The Company had outstanding 5,250 shares of preferred stock at January 1, 2001 with a liquidation preference of $8.00 per share, or $42,000. The preferred stock was mandatorily convertible into common stock on November 1, 2001 and was converted into 10,500 shares of common stock during fiscal 2001.

Stock Split – On December 2, 2003, the Company declared a 2-for-1 stock split. Accordingly, all common stock and common stock equivalents reflected in the financial statements and accompanying notes reflect the effect of the stock split.

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to December 31, 2002 is unaudited.)

Authorized Shares – On November 3, 2003, the Company approved an increase in authorized common stock from 450,000 shares to 9,850,000 shares common stock and authorized preferred stock from 150,000 shares to 3,000,000 shares preferred stock. The increase in the authorized shares of common and preferred stock have been reflected in the balance sheet.

Common Stock, Class A – At December 31, 2002, the Company had authorized 250,000 shares of Class A common stock. The Class A common stockholders’, as a single class, have the right to elect to the board of directors three individuals. The Class A common stock is convertible into common stock at a current conversion rate of two for one, which may be adjusted in the event of stock or cash dividends being declared and issued to the common stockholders, and is mandatorily convertible into common stock in the event of an underwritten public offering in excess of $10,000,000 at no less than $6.25 per share. All other rights of the Class A common stock are comparable to the rights of the common stock. The Company had outstanding 106,332 shares of Class A stock at September 30, 2003, which was converted into 212,664 shares of common stock on November 3, 2003. During the nine months ended September 30, 2003, the Company agreed to amend its articles of incorporation and will eliminate the Class A common stock designation during the fourth quarter of 2003.

Common Stock, Class B – The Company has authorized 150,000 shares of Class B common stock. The Class B common stockholders, as a single class, have the right to elect to the board of directors one individual who shall have visitation and participation rights but no voting rights. The Class B common stock is convertible into common stock at a current conversion rate of two for one, which may be adjusted in the event of stock or cash dividends being declared and issued to the common stockholders or in the event that additional shares of common stock is issued for less than the current conversion rate, and is mandatorily convertible into common stock in the event of an underwritten public offering in excess of $10,000,000 at no less than $6.25 per share. All other rights of the Class B common stock are comparable to the rights of the common stock.

Common Stock – During the year ended December 31, 2001, the Company awarded a stock bonus of 3,000 shares common stock to an Officer and Director for services. The value of $4.00 per share was assigned to the stock based on the price of the most recent stock issuance.

During the year ended December 31, 2001 the Company issued 173,334 and 10,500 shares of common stock through the conversion of the same number of shares of Class A common stock and preferred stock, respectively.

In the year ended December 31, 2002, the Company issued 24,000 shares of common stock in a private placement to a vendor of the Company for a proceeds of $150,000. The stock was issued at a price of $6.25.

During the years ended December 31, 2002 and 2001 an officer and significant shareholder of the Company forgave $39,781 and $86,362, respectively, of accrued wages which has been recorded in additional paid-in capital.

During the nine months ended September 30, 2003, the Company cancelled 47,000 shares of common stock owned by an officer, director and stockholder, along with a $188,000 note receivable related to the original issuance of the shares of common stock.

Equity Incentive Plan – In September of 2003, the Company adopted an Equity Incentive Plan to enable employees, outside directors and consultants the opportunity to acquire equity interest in the Company. The Plan reserves 1,050,000 shares of the Company’s Common Stock for issuance for these purposes. During the nine months ended September 30 2003, the Company approved the issuance of 354,500 shares of common stock to employees and officers under the plan. Of these total shares, 70,000 shares vested as of September 30, 2003, and

DAYSTAR TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information subsequent to December 31, 2002 is unaudited.)

were not subject to a right of repurchase in the event that service terminates, 169,000 will vest on January 1, 2005 and 115,500 will vest on January 1, 2006. The Company recorded compensation of $400,000 for past services related to the issuance of shares to employees. The Company also recorded $1,018,000 of deferred stock based compensation related to the issuance of these shares for future services, which will be amortized over the vesting period through January 1, 2006. Subsequent to September 30, 2003, the Company granted an additional 238,002 shares of stock under the plan and 22,000 shares were forfeited.

11. INCOME TAXES:

Deferred tax assets related to the Company’s operations are comprised of the following at December 31, 2002:

Deferred tax assets (liabilities):
Current –
Salary related accruals	$72,000
Non-Current –
Tax effect of net operating loss carryforward	200,000
Long-lived assets	(13,000)

Net deferred tax assets	259,000
Less valuation allowance	(259,000)

Net deferred tax assets	$—

The valuation allowance was $188,000 at December 31, 2001 and increased $71,000 for the year ended December 31, 2002.

The Company has net operating loss carryforwards at December 31, 2002 of approximately $530,000, which if not utilized to reduce taxable income in future periods, will expire in the years 2017 through 2022.

Total income tax expense for the year ending December 31, 2002 differed from the amounts computed by applying the U.S. Federal statutory tax rates to pre-tax income as follows:

Statutory rate	(34.0)%
State income taxes, net of Federal income tax benefit	(3.3)
Permanent tax differences	7.4
Increase in valuation allowance	29.9

—%

1,700,000 Units

PROSPECTUS

Paulson Investment Company, Inc.

I-Bankers Securities Incorporated

                         , 2003

PART II

ITEM 24.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	Any breach of their duty of loyalty to the corporation or its stockholders;

•	Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	Any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. Our bylaws provide that we shall, to the fullest extent permitted by law, indemnify our directors and officers and advance expenses to such persons in connection with the investigation and defense of indemnifiable actions brought against them. Our bylaws also permit us to secure insurance on behalf of any officer or director for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

We have entered into indemnification agreements with each of our directors and officers, a form of which is attached as Exhibits 10.4 and 10.5 to this registration statement. We intend to enter into indemnification agreements with any new directors and officers in the future. The indemnification agreements require us to indemnify our directors and officers to the extent permitted by our bylaws and to advance their expenses incurred in connection with a proceeding with respect to which they are entitled to indemnification.

ITEM 25.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Expenses. The following table sets forth an itemization of all expenses we will pay in connection with the issuance and distribution of the securities being registered. Except for the SEC registration fee and NASD filing fee, the amounts listed below are estimates:

Nature of Expense	Amount
SEC registration fee	$4,740
Underwriters’ non-accountable expense allowance	255,000
NASD filing fee	6,357
Nasdaq SmallCap listing fee	25,000
Accounting fees and expenses	40,000
Legal fees and expenses	200,000
Printing and related expenses	55,000
Blue Sky fees and expenses	70,000
Transfer agent fees and expenses	1,500
Travel	50,000
Miscellaneous expenses	52,403

Total	$760,000

ITEM 26.    RECENT SALES OF UNREGISTERED SECURITIES

We have issued without registration the following securities within the last three years.

In February 2001, pursuant to an exemption under Section 3(a)(9) of the Securities Act, for no additional consideration, we exchanged 173,334 shares of our Class A common stock for the same number of shares of common stock with Dr. Eric Cole, one of our founders.

In November 2001, pursuant to an exemption under Section 3(a)(9) of the Securities Act, for no additional consideration, each of John Christopher, Raymond Tuttle, Robert and Martha Christopher and Dorothy Christopher, converted shares of our Preferred Stock into 1,250, 3,000, 5,000 and 1,250 shares of our common stock respectively.

In December 2001, pursuant to an exemption under Section 4(2) of the Securities Act, we issued our President and Chief Executive Officer, John Tuttle, 6,000 shares of common stock in consideration of past services.

In November 2002, pursuant to an exemption under Section 4(2) of the Securities Act, we sold Volume Precision Glass, a vendor, 24,000 shares of common stock in consideration of $150,000.00.

In August 2003, pursuant to an exemption under Regulation D of the Securities Act, we sold seven bridge investors approximately 200,000 units consisting of one share of common stock, a Class A public warrant to purchase one share of common stock, and a Class B public warrant to purchase one share of common stock at a price per share equal to 60% of the public offering price per unit in this offering (assuming a $5 per unit offering price), for an aggregate consideration of $600,000.

In September 2003, pursuant to an exemption under Rule 701 promulgated under the Securities Act, John Tuttle was issued 345,500 shares of common stock under the Equity Incentive Plan and Eric Cole was issued 9,000 shares of common stock under the Equity Incentive Plan in consideration of past and future services.

In October 2003, pursuant to an exemption under Rule 701 promulgated under the Securities Act, employees, outside directors and consultants were issued an aggregate of 238,002 shares of common stock and options to purchase shares of common stock under the Equity Incentive Plan in consideration of past and future services.

In November 2003, pursuant to an exemption under Section 3(a)(9) of the Securities Act, for no additional consideration, all shares of our Class A common stock were reclassified into shares of our common stock pursuant to an amendment and restatement of our Certificate of Incorporation.

In November 2003 pursuant to an exemption under Regulation D of the Securities Act, we sold bridge investors approximately 53,333 units consisting of one share of common stock, a Class A public warrant to purchase one share of common stock, and a Class B public warrant to purchase one share of common stock, at a price per share equal to 60% of the public offering price per unit in this offering (assuming a $5 per unit offering price), for an aggregate consideration of $160,000.

ITEM 27.    EXHIBITS

Exhibit No.	Description

1.1	Form of Underwriting Agreement

3.1	Registrant’s Amended and Restated Certificate of Incorporation†

3.2	Registrant’s Amended and Restated Bylaws†

4.1	Form of Common Stock Certificate*

4.2	Form of Class A Public Warrant

4.3	Form of Class B Public Warrant

4.4	Form of Unit Certificate*

4.5	Form of Warrant Agent Agreement

4.6	Form of Representative’s Warrant

4.7	Form of Subscription Agreement between the Registrant and the bridge investors

5.1	Opinion of Tonkon Torp LLP*

10.1	Employment Agreement with John R. Tuttle, dated October 31, 2003†

10.2	Employment Agreement with Stephen A. Aanderud, dated October 21, 2003†

10.3	Employment Agreement with J. Peter Lynch, dated October 31, 2003†

10.4	Form of Indemnification Agreement between the Registrant and its directors†

10.5	Form of Indemnification Agreement between the Registrant and its officers†

10.6	2003 Equity Incentive Plan†

10.7	Form of Employee Incentive Stock Option Agreement related to 2003 Equity Incentive Plan†

10.8	Form of Employee Restricted Stock Issuance Agreement related to 2003 Equity Incentive Plan†

10.9	Industrial Lease Agreement between the Registrant and Johnson Family Trust dated July 8, 2002†

10.10	Intellectual Property Assignment Agreement between the Registrant and Dr. Cole dated December 8, 1998†

10.11	Receipt between Registrant and Dr. Cole dated September 30, 2003†

21	Subsidiaries of the Registrant†

23.1	Consent of Tonkon Torp LLP (included in Exhibit 5.1)

23.2	Consent of Hein + Associates LLP, Independent Public Accountants

24	Power of Attorney†

*	To be supplied by amendment
†	Previously filed

ITEM 28.    UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act);

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For purposes of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

(5) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

In addition, the undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has authorized this Amendment No. 1 to its Registration Statement on Form SB-2 to be signed on its behalf by the undersigned in the City of Grass Valley, State of California, on December 2, 2003.

DAYSTAR TECHNOLOGIES, INC.

By:	/S/ JOHN R. TUTTLE
John R. Tuttle Chairman, President and Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated:

Signature	Capacities	Date

/S/ JOHN R. TUTTLE John R. Tuttle	Chairman, President and Chief Executive Officer (Principal Executive Officer)	December 2, 2003

/S/ STEPHEN A. AANDERUD Stephen A. Aanderud	Chief Financial Officer (Principal Financial and Accounting Officer)	December 2, 2003

/S/ ROBERT G. ALDRICH* Robert G. Aldrich	Director	December 2, 2003

/S/ RANDOLPH A. GRAVES, JR.* Randolph A. Graves, Jr.	Director	December 2, 2003

*By:	/s/ STEPHEN A. AANDERUD
Stephen A. Aanderud, Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description

1.1	Form of Underwriting Agreement

3.1	Registrant’s Amended and Restated Certificate of Incorporation†

3.2	Registrant’s Amended and Restated Bylaws†

4.1	Form of Common Stock Certificate*

4.2	Form of Class A Public Warrant

4.3	Form of Class B Public Warrant

4.4	Form of Unit Certificate*

4.5	Form of Warrant Agent Agreement

4.6	Form of Representative’s Warrant

4.7	Form of Subscription Agreement between the Registrant and the bridge investors

5.1	Opinion of Tonkon Torp LLP*

10.1	Employment Agreement with John R. Tuttle, dated October 31, 2003†

10.2	Employment Agreement with Stephen A. Aanderud, dated October 21, 2003†

10.3	Employment Agreement with J. Peter Lynch, dated October 31, 2003†

10.4	Form of Indemnification Agreement between the Registrant and its directors†

10.5	Form of Indemnification Agreement between the Registrant and its officers†

10.6	2003 Equity Incentive Plan†

10.7	Form of Employee Incentive Stock Option Agreement related to 2003 Equity Incentive Plan†

10.8	Form of Employee Restricted Stock Issuance Agreement related to 2003 Equity Incentive Plan†

10.9	Industrial Lease Agreement between the Registrant and Johnson Family Trust dated July 8, 2002†

10.10	Intellectual Property Assignment Agreement between the Registrant and Dr. Cole dated December 8, 1998†

10.11	Receipt between Registrant and Dr. Cole dated September 30, 2003†

21	Subsidiaries of the Registrant†

23.1	Consent of Tonkon Torp LLP (included in Exhibit 5.1)

23.2	Consent of Hein + Associates LLP, Independent Public Accountants

24	Power of Attorney†

*	To be supplied by amendment
†	Previously filed